Page 1 of 76 pages.


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2003

                     Electrochemical Industries (1952) Ltd.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                    ----------------------------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes  X     No
        -----     -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
        -----     -----

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                       Item                           Filing/Distribution Date
------------------------------------------------   -----------------------------
1.   Financial  Statement and Directors Report
     for the twelve month period ending                    April 1, 2003
     December 31, 2002 filed with the Tel-Aviv
     Stock Exchange

                                     ITEM 1

                     ELECTROCHEMICAL INDUSTRIES (1952) LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2002

        ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR


                                      INDEX

                                                                          PAGE
                                                                        --------

AUDITORS' REPORT                                                         2 - 3

CONSOLIDATED BALANCE SHEETS                                              4 - 5

CONSOLIDATED STATEMENTS OF OPERATIONS                                      6

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                              7

CONSOLIDATED STATEMENTS OF CASH FLOWS                                    8 - 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              10 - 50

APPENDIX - LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES
  AND AFFILIATES                                                          51


                                 - - - - - - - -

ERNST & YOUNG            o Kost Forer & Gabbay            o Phone: 972-3-6232525
                           3 Aminadav St.                   Fax:   972-3-5622555
                           Tel-Aviv 67067, Israel


                                AUDITORS' REPORT

                             TO THE SHAREHOLDERS OF

                     ELECTROCHEMICAL INDUSTRIES (1952) LTD.


     We have audited the accompanying consolidated balance sheet of Electrochemical Industries (1952) Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and the related consolidated statements of operations, changes in equity and cash flows for the year ended on that date. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for prior years were audited by other auditors who expressed their opinion on March 4, 2002.

     We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute approximately 12% of total consolidated assets as of December 31, 2002, and whose revenues included in consolidation constitute approximately 33% of total consolidated revenues for the year ended December 31, 2002. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

     We conducted our audit in accordance with generally accepted auditing standards, including those prescribed by the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of operations, changes in equity and cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

     As explained in Note 2, the financial statements referred to above are presented in values adjusted for the changes in the representative exchange rate of the U.S. dollar, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

ERNST & YOUNG


Without qualifying our opinion, we wish to draw attention:

1. To the matter referred to in Note 1b to the financial statements, with respect to the losses in the amount of about NIS 71 million that resulted to the Company during the reported period, which is in addition to the loss in the amount of about NIS 58 million in the prior year and the working capital deficit as of balance sheet date, in the amount of about NIS 137 million and with respect to management's plans to improve the results of operations and financial position. In management's opinion, by carrying out of its plans, together with the continued improvement in the margins between the sale prices and the prices for raw materials on the global PVC market, and with the credit obtained from the parent company (ICC Industries Inc.), a cash flow at the scope and timing required in order for the Company to fulfill its commitments and current expenses will be made possible.

2. To the matter referred to in Notes 14, 15 and 16 with respect to the suspending conditions (covenants) that the Company is not fulfilling and with respect to the commitment that the Company received from the lenders that they would not utilize their right to demand early repayment of the loans and the debentures during the indicated period. The Company is of the opinion that the lenders will continue to not demand early repayment of the liabilities in the foreseeable future.

3. To the matter referred to in Note 14 with respect to the negotiations the Company and the subsidiary are holding with the banks to defer the repayment of additional loans in the amount of NIS 53 million that were designated for repayment during the second quarter of 2003, and which is subject to certain conditions. In the opinion of management, as has occurred in the past, the Company will reach an agreement with the banks and will fulfill the conditions that will be determined, and in accordance with the classification of the aforesaid loans as long-term loans.


Haifa, Israel                                         KOST FORER & GABBAY
March 31, 2003                                  A Member of Ernst & Young Global

                                               ELECTROCHEMICAL INDUSTRIES (1952)

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
AS OF DECEMBER 31, 2002

                                                                                            CONVENIENCE
                                                                                            TRANSLATION
                                                                                             (NOTE 2B)
                                                                        DECEMBER 31,        ------------
                                                                  -----------------------   DECEMBER 31,
                                                                     2001          2002         2002
                                                                  ---------     ---------   ------------
                                                         NOTE          ADJUSTED NIS         U.S. DOLLARS
                                                       --------   -----------------------   ------------
                                                                              (IN THOUSANDS)
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                           5,102         1,393         294
  Short-term investments                                   3      (* 28,287        22,363       4,721
  Trade receivables                                        4      (* 97,833       105,398      22,250
  Other accounts receivable                                5         25,632        19,512       4,119
  Inventory                                                6         87,899        80,955      17,090
  Fixed assets designated for sale                                        -         1,326         280
                                                                  ---------     ---------   ------------

                                                                    244,753       230,947      48,754
                                                                  ---------     ---------   ------------

LONG-TERM RECEIVABLES:                                     7          2,771         3,202         676
                                                                  ---------     ---------   ------------

FIXED ASSETS:                                              8
  Cost                                                            1,091,476     1,148,779     242,512
  Less - accumulated depreciation                                   550,373       572,547     120,867
                                                                  ---------     ---------   ------------

                                                                    541,103       576,232     121,645
                                                                  ---------     ---------   ------------

OTHER ASSETS, NET                                          9         43,504        46,026       9,716
                                                                  ---------     ---------   ------------

                                                                    832,131       856,407     180,791
                                                                  =========     =========   ============

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
AS OF DECEMBER 31, 2002

                                                                                            CONVENIENCE
                                                                                            TRANSLATION
                                                                                             (NOTE 2B)
                                                                        DECEMBER 31,        ------------
                                                                  -----------------------   DECEMBER 31,
                                                                     2001          2002         2002
                                                                  ---------     ---------   ------------
                                                         NOTE          ADJUSTED NIS         U.S. DOLLARS
                                                       --------   -----------------------   ------------
                                                                              (IN THOUSANDS)
    LIABILITIES AND SHAREHOLDERS'
     EQUITY

CURRENT LIABILITIES:
  Short-term credit from banks and others                 10         155,708      166,065      35,057
  Trade payables                                          11      (* 146,728      180,295      38,061
  Other accounts payable                                  12          25,039       20,975       4,428
                                                                  ----------    ---------   ------------

                                                                     327,475      367,335      77,546
                                                                  ----------    ---------   ------------
LONG-TERM LIABILITIES:
  Liabilities to banks and other long-term liabilities    13         289,941      326,284      68,880
  Marketable debentures                                   14       (* 25,580       14,074       2,971
  Non-marketable convertible debentures                   15          19,185       21,018       4,437
  Loan from the parent company                            16          58,715       90,136      19,028
  Accrued severance pay, net                              17           1,749          332          70
                                                                  ----------    ---------   ------------

                                                                     395,170      451,844      95,386
                                                                  ----------    ---------   ------------

COMMITMENTS AND CONTINGENT
  LIABILITIES                                             19

MINORITY INTEREST                                                      1,535           90          19
                                                                  ----------    ---------   ------------

SHAREHOLDERS' EQUITY                                      20         107,951       37,138       7,840
                                                                  ----------    ---------   ------------

                                                                     832,131      856,407     180,791
                                                                  ==========    =========   ============

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

    March 31, 2003
-----------------------    ----------------------------    ---------------------
Date of approval of the        Dr. John J. Farber              Amir Endvelt
 financial statements         Chairman of the Board        Managing Director and
                                  of Directors                     CEO

                                               ELECTROCHEMICAL INDUSTRIES (1952)

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
AS OF DECEMBER 31, 2002

                                                                                             CONVENIENCE
                                                                                             TRANSLATION
                                                                                              (NOTE 2B)
                                                                  YEAR ENDED                 ------------
                                                                 DECEMBER 31,                 YEAR ENDED
                                                       ---------------------------------     DECEMBER 31,
                                                         2000        2001        2002            2002
                                                       ---------   ---------   ---------     ------------
                                              NOTE               ADJUSTED NIS                U.S. DOLLARS
                                            --------   ---------------------------------     ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues from sales                            22a      721,971     478,309     461,417         97,407
Cost of sales                                  22b      623,497     457,093     436,211         92,086
                                                       ---------   ---------   ---------     ------------

Gross profit                                             98,474      21,216      25,206          5,321
                                                       ---------   ---------   ---------     ------------

Selling and marketing expenses                 22c       55,607      45,579      38,365          8,099
General and administrative expenses            22d       28,801      28,593      20,621          4,353
                                                       ---------   ---------   ---------     ------------

                                                         84,408      74,172      58,986         12,452
                                                       ---------   ---------   ---------     ------------

Operating income (loss)                                  14,066     (52,956)    (33,780)        (7,131)
Financial expenses, net                        22f      (37,300)    (30,951)    (37,266)        (7,867)
Other income (expenses), net                   22e       (9,266)     10,876      (2,932)          (619)
                                                       ---------   ---------   ---------     ------------

Income (loss) before taxes on income                    (32,500)    (73,031)    (73,978)       (15,617)
Taxes on income                                18         8,181      15,394       3,359            709
                                                       ---------   ---------   ---------     ------------

Loss after taxes on income                              (24,319)    (57,637)    (70,619)       (14,908)
Equity in losses of an affiliate, net                       (32)        (10)          -              -
Minority interest in subsidiaries                          (857)       (312)       (194)           (41)
                                                       ---------   ---------   ---------     ------------

Loss for the year                                       (25,208)    (57,959)    (70,813)       (14,949)
                                                       =========   =========   =========     ============

Basic loss per NIS 1 par value of Ordinary
  shares (in adjusted NIS)                     2m         (0.59)      (1.37)      (1.68)         (0.35)
                                                       =========   =========   =========     ============


The accompanying notes are an integral part of the consolidated financial statements.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
AS OF DECEMBER 31, 2002

                                                              ADDITIONAL
                                                   SHARE        PAID-IN     ACCUMULATED
                                                  CAPITAL       CAPITAL       DEFICIT        TOTAL
                                                -----------   -----------   -----------   -----------
                                                                     ADJUSTED NIS
                                                -----------------------------------------------------
                                                                    (IN THOUSANDS)
Balance at January 1, 2000                        174,011        62,062       (57,903)      178,170
                                                -----------   -----------   -----------   -----------
  Conversion of non-marketable debentures           3,766         9,182             -        12,948
  Loss for the year                                     -             -       (25,208)      (25,208)
                                                -----------   -----------   -----------   -----------

Balance at December 31, 2000                      177,777        71,244       (83,111)      165,910

  Loss for the year                                     -             -       (57,959)      (57,959)
                                                -----------   -----------   -----------   -----------

Balance at December 31, 2001                      177,777        71,244      (141,070)      107,951

  Loss for the year                                     -             -       (70,813)      (70,813)
                                                -----------   -----------   -----------   -----------

Balance at December 31, 2002                      177,777        71,244      (211,883)       37,138
                                                ===========   ===========   ===========   ===========


                                                 CONVENIENCE TRANSLATION INTO U.S. DOLLARS (NOTE 2B)
                                                -----------------------------------------------------
                                                                    (IN THOUSANDS)

Balance at January 1, 2002                         37,529        15,040       (29,780)       22,789

  Loss for the year                                     -             -       (14,949)      (14,949)
                                                -----------   -----------   -----------   -----------

Balance at December 31, 2002                       37,529        15,040       (44,729)        7,840
                                                ===========   ===========   ===========   ===========


The accompanying notes are an integral part of the consolidated financial statements.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
AS OF DECEMBER 31, 2002

                                                                                             CONVENIENCE
                                                                                             TRANSLATION
                                                                                              (NOTE 2B)
                                                                  YEAR ENDED                 ------------
                                                                 DECEMBER 31,                 YEAR ENDED
                                                       ---------------------------------     DECEMBER 31,
                                                         2000        2001        2002            2002
                                                       ---------   ---------   ---------     ------------
                                                                 ADJUSTED NIS                U.S. DOLLARS
                                                       ---------------------------------     ------------
                                                                           (IN THOUSANDS)
Cash flows from operating activities:
-------------------------------------
Loss for the year                                       (25,208)    (57,959)    (70,813)       (14,949)
Adjustments to reconcile loss to net cash provided
  by (used in) operating activities (a)                  53,347   (* 64,224      60,079         12,683
                                                       ---------  ----------   ---------     ------------

Net cash provided by (used in) operating activities      28,139       6,265     (10,734)        (2,266)
                                                       ---------  ----------   ---------     ------------

Cash flows from investing activities:
-------------------------------------
Purchase of fixed assets                              (*(61,165)  (*(44,922)    (35,357)        (7,464)
Payment for amortization expenses                     (*(48,401)  (*(33,443)    (40,686)        (8,589)
Investment grant received                                 1,743       1,568         782            165
Acquisition of newly consolidated subsidiaries          (10,137)          -           -              -
Proceeds from sale of fixed assets                          327      32,708         351             74
Proceeds from realization of marketable securities,
  deposits and long-term receivables                      1,602      36,228       4,860          1,026
                                                       ---------  ----------   ---------     ------------

Net cash used in investing activities                  (116,031)     (7,861)    (70,050)       (14,788)
                                                       ---------  ----------   ---------     ------------

Cash flows from financing activities:
-------------------------------------
Receipt of long-term loans                              171,871      45,399     111,650         23,570
Receipt of loan from parent company                           -   *( 23,955      42,879          9,052
Repayment of long-term liabilities                      (72,102)    (72,874)    (72,310)       (15,265)
Short-term credit from banks, net                       (16,295)    (16,803)     (5,144)        (1,086)
Minority interest in dividend paid by consolidated
  subsidiary                                                  -        (743)          -              -
                                                       ---------  ----------   ---------     ------------

Net cash provided by (used in) financing activities      83,474     (21,066)     77,075         16,271
                                                       ---------  ----------   ---------     ------------

Decrease in cash and cash equivalents                    (4,418)    (22,662)     (3,709)          (783)
Cash and cash equivalents at the beginning of the
  year                                                   32,182      27,764       5,102          1,077
                                                       ---------  ----------   ---------     ------------

Cash and cash equivalents at the end of the year         27,764       5,102       1,393            294
                                                       =========  ==========   =========     ============

*) Reclassified.



The accompanying notes are an integral part of the consolidated financial statements.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
ADJUSTED FOR THE CHANGES IN THE EXCHANGE RATE OF THE U.S. DOLLAR
AS OF DECEMBER 31, 2002

                                                                                             CONVENIENCE
                                                                                             TRANSLATION
                                                                                              (NOTE 2B)
                                                                  YEAR ENDED                 ------------
                                                                 DECEMBER 31,                 YEAR ENDED
                                                       ---------------------------------     DECEMBER 31,
                                                         2000        2001        2002            2002
                                                       ---------   ---------   ---------     ------------
                                                                 ADJUSTED NIS                U.S. DOLLARS
                                                       ---------------------------------     ------------
                                                                           (IN THOUSANDS)
(a) Adjustments to reconcile loss to net cash
    -----------------------------------------
      provided by operating activities:
      ---------------------------------

    Income and expenses not involving cash flows:

      Minority interest in subsidiaries, net                857         312         194             41
      Equity in losses of subsidiaries, net                  32          10           -              -
      Depreciation and amortization                      31,894      30,951      34,807          7,348
      Deferred taxes, net                                (9,700)    (15,986)     (3,806)          (803)
      Accrued severance pay, net                           (488)     (3,368)     (1,417)          (299)
      Capital loss (gain)                                   (14)    (18,052)          9              2
      Erosion of liabilities to banks and other
        long-term liabilities                              (169)     (7,778)      1,071            226
      Erosion of long-term receivable                      (246)        645           -              -
      Increase in value of marketable securities,
        net                                                  12         861       1,066            225
      Interest accumulated on loan from parent
        company                                               -    *) 1,946       4,121            870

    Changes in asset and liability items:

      Decrease (increase) in trade receivables           14,699      28,744      (7,996)        (1,688)
      Decrease (increase) in other accounts receivable   (4,245)      7,678       6,433          1,358
      Decrease (increase) in inventory                  (16,205)     30,307      11,681          2,466
      Increase in trade payables                         36,920    *) 7,954      13,916          2,937
                                                       ---------  ----------   ---------     ------------

                                                         53,347      64,224      60,079         12,683
                                                       =========  ==========   =========     ============

b.  Significant non-cash activities:

      Conversion of suppliers' credit to long-term            -       9,474           -              -
                                                       =========  ==========   =========     ============
      Conversion of suppliers' credit from the
        parent company (Note 17)                              -      27,124           -              -
                                                       =========  ==========   =========     ============
    Receivable investment grant                               -           -       1,094          5,182
                                                       =========  ==========   =========     ============

*) Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-  GENERAL

     a.   The Company and its activities:

          Electrochemical Industries (1952) Ltd. is a company registered in Israel that, together with its subsidiaries ("the Group"), operates in Israel and internationally. The Company's shares and debentures are listed for trade on the Tel-Aviv Stock Exchange and its shares are also listed for trade on the American Stock Exchange. On April 25, 2002, the Company received notice from the Securities Exchange Commission ("SEC") that the Company's request to delist its shares from trade was approved. The Company will continue to file reports with its U.S. shareholders in accordance with SEC directives, until additional conditions will be fulfilled that will allow it to cease reporting.

          The Group's principal activity is the production of raw materials for the plastic industry (PVC), industrial chemicals and follow-on products for which the major raw material in their production is PVC. The Company's sales are in Israel and abroad.

     b. Since the Company has suffered losses in the amount of about NIS 71 million in the reported period, which is in addition to its loss in the amount of about NIS 58 million in the prior year, and it has a working capital deficit as of balance sheet date in the amount of about NIS 137 million, the Company decided on carrying out a plan to improve its results of operations and financial position, as detailed below:

          1. The Company is acting to sell real estate properties it owns and is considering the sale of some of its holdings in subsidiaries.

          2. The Company and a subsidiary, TAP Trade, have reached agreements with banks regarding the postponement of current maturities that fell in 2002 and that are to fall in 2003. See Note 13 below.

          3. The Company entered into an additional loan assistance agreement with the Ministry of Finance at a scope of NIS 6 million (of which, NIS 3 million was received in March 2003), in addition to the amount of NIS 21 million that the Government of Israel loaned the Company during the reported period.

          4. The general meetings of the holders of the marketable debentures (Series 3, 4 and 5) approved, among others, to partially defer the maturities of principal that was to mature in December 2002 and March 2003.

          5. The Company came to terms with the holders of the non-marketable debentures to defer by two years the repayment of 80% of the repayments of principal that were supposed to be repaid in 2002 and 2003.

          6. Subsequent to the balance sheet date, the parent company continued to increase the credit to the Company, where until the date on which the financial statements were signed, credit in the amount of about NIS 14 million was placed at the Company's disposal, which is in addition to the credits in the amount of NIS 106 million received by the Company until balance sheet date.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-  GENERAL (CONT.)

          7. The Company intends to negotiate with its principal creditors, including ICC, the parent company, with respect to the restructuring of its financial debts and the improvement of its capital structure.

          In the opinion of management, the carrying out of its plans, together with an improvement in the margins between the sale prices and the prices for raw materials on the global PVC market, and with the continued receipt of credit from the parent company (ICC Industries Inc.) will allow for a cash flow at the scope and timing required in order for the Company to meet its commitments and current expenses.

     c.   Definitions in these financial statements:

          The Company     -  Electrochemical Industries (1952) Ltd.

          Parent company  -  ICC Industries and ICC Handels AG (the principal
          or ICC             shareholder).

          Subsidiaries    -  Companies in which the Company has control (as
                             defined in Opinion 57 of the Institute of Certified
                             Public Accountants in Israel) and whose financial statements are consolidated with those of the Company.

          Related company -  A company whose controlling shareholder is the parent company (an affiliated company).

          Proportionately -  Companies held by several parties among which
          consolidated       there is a contractual consent for joint control
          companies          and whose financial statements are consolidated
                             with those of the Company, by the proportionate consolidation method.

          Investees       -  Subsidiaries, proportionately consolidated
                             companies and affiliates.

          Related parties -  As defined in Statement No. 29 of the Institute of
                             Certified Public Accountants in Israel.

          NIS             -  New Israeli shekels.

          Dollar          -  U.S. dollar.

          Index           -  Consumer Price Index

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

     a. Financial statements adjusted for the changes in the exchange rate of the U.S. dollar ("the dollar"):

          1.   Basis of adjustment - the exchange rate for the U.S. dollar:

               a. The financial statements have been adjusted for the changes in the exchange rate of the U.S. dollar since the majority of the Group's sales are made outside of Israel and are received in dollars and since the Company's shares are listed for trade on the American Stock Exchange.

               b. The adjusted amounts are reflected in NIS of December 31, 2002 according to the representative exchange rate of the U.S. dollar prevailing at that date ($ 1 = NIS 4.737).

          2. The amounts of non-monetary assets do not necessarily represent realizable value or current economic value, but only the original historical cost of those assets that have been adjusted for the changes in the purchasing power of the currency.

          3. The term "cost" in these financial statements signifies cost in adjusted NIS.

     b.   Principles of adjustment:

          1.   Balance sheet:

               a) Non-monetary items (items whose amounts in the balance sheet reflect their historical amounts upon acquisition or incurrence up to the balance sheet date, see below) have been adjusted on the basis of the changes in the exchange rate of the U.S. dollar since their acquisition or incurrence.

                    The following items have been treated as non-monetary items: inventory, long-term investments, fixed assets and the related accumulated depreciation, other assets and the related accumulated depreciation and capital accounts and additional paid-in capital derived from capital resources received from shareholders.

               b) The book value of the investments in investees is determined on the basis of the financial statements of those companies that were adjusted for the changes in the exchange rate of the U.S. dollar.

               c) Monetary items (items whose amounts reflect current or realizable values as of balance sheet date) are presented in the adjusted balance sheet as of December 31, 2002 in an amount identical to their nominal amounts as of that date (comparative figures were adjusted to the dollar as of December 31, 2002).

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          2.   Statement of operations:

               a) The components of the statement of operations (except for financing), relating to transactions carried out during the year - income, expense, etc., have been adjusted on the basis of the exchange rate at the time the related transactions were carried out. The erosion of monetary balances relating to the aforesaid transactions has been included in the financial item, net.

               b) The components of the statement of operations relating to non-monetary items (such as depreciation, capital gain
                    (loss), etc.) have been adjusted on the same basis used for the adjustment of the related balance sheet items.

               c) The components of the statement of operations relating to provisions and accruals included in the balance sheet - accrued severance pay and accrued vacation pay - have been determined on the basis of the changes in the balances of the related balance sheet items after their relative cash flows are taken into account.

               d) Equity in operating results of investees is determined on the basis of the financial statements of those companies that were adjusted for the changes in the exchange rate of the U.S. dollar.

               e) The financing item, net reflects real financial income and expenses, including the erosion of monetary balances during the year.

          3. Adjustment of financial statements on the basis of exchange rate of foreign currency and investees abroad:

               The financial statements of subsidiaries that operate abroad as an integral part of the Group, were adjusted on the basis of the changes in the exchange rates of the dollar, as stated above, after they were translated into NIS as follows:

               - Non-monetary balance sheet items - according to the exchange rates in effect at the time they were purchases.

               - Monetary balance sheet items - according to the exchange rate as of balance sheet date.

               - Statement of operations items - according to average exchange rates.

               The difference arising in respect of the aforesaid accounting treatment was carried to the financing item.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          4. The adjusted financial statements as of December 31, 2002 and for the year then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 4.737). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

     c.   Consolidated financial statements:

          The financial statements of the Company have been consolidated with those of its subsidiaries and its jointly controlled entities. Mutual significant inter-company balances between the Company and the companies whose accounts have been fully or proportionally consolidated, have been eliminated in the consolidated financial statements.

          A list of the companies that were included in consolidation is presented in an Appendix to the financial statements.

     d.   Cash equivalents:

          Cash equivalents are considered by the Company as highly liquid unrestricted investments that include short-term bank deposits for which the period up to their redemption, at the time of investment therein, is not over three months.

     e.   Short-term investments:

          1. Marketable securities invested for the short-term and available for sale in the immediate term are presented at market value as of balance sheet date in accordance with Statement 44 of the Institute of Certified Public Accountants in Israel. Changes in their value are carried to the statement of operations.

          2. A subsidiary's investments in debentures which were issued by the Company and which were originally acquired for pegging purposes, were offset in the consolidated balance sheets by eliminating the liability for these securities.

          3. Short-term deposits in banks for which the original period exceeds three months from the date of the investment.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     f.   Inventory:

          Inventory is stated at the lower of cost or market value. Cost is determined as follows:

          Raw and packaging      -  Cost that does not exceed the market price,
                                    on the "first-in, first-out" basis, and part according to the moving-average method.

          Finished products and  -  Calculated cost that does not exceed the
          intermediate products     market price, on the "first-in, first-out"
                                    basis.

          Spare parts and        -  The cost on the moving-average basis and net
          maintenance               of depreciation. The spare parts inventory
          materials inventory       items designated for the Company's
                                    production facilities, and according to
                                    their classification, the frequency of their consumption is low, are presented as fixed assets, while the spare parts and maintenance materials inventory items that, according to past experience and the nature of the items, the chance of their being used on an ongoing basis is high and there is a need of their being held on an ongoing basis to assure the normal operation of the facilities, were included in current assets even if the term of their use is expected to exceed a year. The Company records a provision or a reduction in the provision for the impairment in the value of this inventory, according to management's estimate.

     g.   Allowance for doubtful accounts:

          The allowance is principally determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful.

     h.   Fixed assets:

          1. Fixed assets are stated at cost net of accumulated depreciation and net of related investment grants. Tools and instruments are presented at a base amount. Financial expenses related to the financing of the acquisition or the construction of fixed assets that were calculated at real cost in respect of the specific financial sources used in the investment for period until operation are included in the cost of the assets. Improvements and renovations are carried to cost.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          2. Depreciation is calculated using the straight-line method at annual rates that are deemed adequate to depreciate the assets over their estimated useful lives, as follows:

                                                           %
                                                      ----------
               Buildings                                   5
               Facilities, machinery and equipment     2.8 - 10    (mainly 2.8%)
               Motor vehicles and forklifts               15
               Office furniture and equipment           6 - 33     (mainly 10%)

               The Company carried the costs to assets under construction (including, among others, salary expenses, materials, raw materials used in the development and construction of new components in the production facilities and other costs) relating to the acquisition or the construction of fixed assets in the period until their operation, as well as real financial expenses that were accrued in the period prior to their operation.

     i.   Other assets:

          1. Debenture issuance expenses and the raising of loans - are amortized over the life of the debentures and the loans taking into consideration the redemption dates.

          2. Goodwill is amortized using the straight-line method over a period of 10 to 15 years (mainly 6.7%).

          3. The expenses accrued in connection with product development and quality improvement and with development of the follow-on products segment are amortized over five to seven years. With respect to part of the expenses, amortization will commence with the conclusion of the formulation of the development or investment.

          4. Other expenses are amortized over the respective period of the nature of the deferred charges.

          5. Periodical treatment in the Company's facilities - the costs in respect to the periodical treatments are recorded as expenses that must be amortized over a period of about five years, which is the estimated period until the following treatment.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     j.   Deferred taxes:

          1. Deferred taxes are calculated in respect of temporary differences between the amounts included in the adjusted statements and the amounts to be considered for tax purposes. The main factors in respect of which deferred taxes have been calculated are:

               Differences in the value of real estate properties and fixed assets in the adjusted statements and their value for tax purposes (taking into consideration the provisions of Statement 40 of the Institute of Certified Public Accountants in Israel), accrued vacation pay, accrued severance pay, net and carryforward losses for tax purposes.

               Deferred tax balances are measured using the enacted tax rates that will be in effect when the differences will be carried to the statement of operations. The amount presented in the statement of operations represents the changes in the said balances during the reported year.

          2. Deferred taxes that would apply in the event of the realization of investment in investees have not been taken into account in the calculation of the deferred taxes, as it is the Company's intention to hold these investments and not to realize them. In addition, deferred taxes were not taken into account in respect to the distribution of earnings by investees as a dividend due to the Company's policy not to initiate the distribution of a dividend that results in an additional tax liability.

          3. As it is uncertain whether there will be taxable income in the future, no deferred tax assets were recorded in the Company's books.

     k.   Revenue recognition:

          Revenues from sales of products are recognized upon delivery to the customer.

     l.   Capitalization of credit costs:

          The Company applies Accounting Standard No. 3 with respect to the capitalization of credit costs. The costs of specific credit in respect to the investment in qualifying assets, as they are defined in this Standard, were capitalized to this investment. The capitalizing of credit costs to an investment in qualifying assets, which were not financed by specific credit, is calculated while using a rate that is the weighted average of the credit costs rates, in respect to the Company's unspecific credit sources.

     m.   Loss per share:

          The loss per share is calculated in accordance with Statement 55 of the Institute of Certified Public Accounts in Israel.

          The number of shares used for the calculation of the basic earnings per share was 42,152,323 par value of shares of NIS 1.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Convertible debentures:

          Convertible debentures are included on the basis of the probability of conversion, in accordance with criteria set forth in Statement 53 of the Institute of Certified Public Accountants in Israel. In the event that their conversion is not foreseeable, the debentures are included as a liability at their liability value; in the event that conversion is likely, the debentures are stated among long-term liabilities and shareholders' equity at the greater of their liability value or capital value.

     o.   Exchange rates and linkage:

          1. Assets and liabilities in or linked to foreign currency were included according to the representative exchange rates published by the Bank of Israel and in effect as of the balance sheet date.

          2. Assets and liabilities linked to the Israeli CPI were included according to the relevant index for each asset or liability.

          Below are Israeli CPI's and exchange rates of one U.S. dollar:

                                                        REPRESENTATIVE     REPRESENTATIVE
                                        EFFECTIVE          EXCHANGE           EXCHANGE
          FOR THE YEAR ENDED           ISRAELI CPI      RATE OF (EURO)1      RATE OF $1
          ------------------          --------------    ---------------    --------------
                                        POINTS *)             NIS                NIS
                                      --------------    ---------------    --------------
          2002                            182.0              4.97               4.737
          2001                            170.9              3.907              4.416
          2000                            168.5              3.763              4.041

          CHANGES IN THE YEAR
          -------------------
            ENDED ON                        %                  %                  %
            --------                  --------------    ---------------    --------------

          December 31, 2002                 6.5             27.2                7.3
          December 31, 2001                 1.4              3.8                9.3
          December 31, 2000                 -              (10.9)              (2.7)

          *) According to the index on an average basis of 2000 = 100.

     p.   Use of estimates:

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     q.   Fair value of financial instruments:

          The carrying values reported for cash and cash equivalents, short-term investments, trade receivables, other accounts receivable, credit from banks and others for short-term and long-term, trade payables and other accounts payable are equal to or approximate their fair value.

     r. Implementation of new accounting standards and their impact on the financial statements

          During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements and the cancellation of Statement No. 36 of the Institute of Certified Public Accountants in Israel, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 to January 1, 2004. In February 2003, Accounting Standard No. 15 was published with respect to the impairment in the value of assets.

          In accordance with Standard No. 17, Statement No. 36 will be cancelled and Accounting Standards Nos. 12 and 13 will come into force commencing January 1, 2004. At present, the Company's adjusted financial statements are adjusted for the changes in the exchange rate of the U.S. Dollar that is in accordance with the provisions of article 29 of Statement No. 36. Article 29 to this Statement prescribes that it is possible to adjust financial statements according to the changes in the exchange rate of a foreign currency when one of the two following conditions is met: (a) the income, or their principal part, are also received in foreign currency and also the fixed assets, or the principal part of them, are acquired in foreign currency; or (b) the Company's securities are listed for trade on a foreign stock market.

          In accordance with the provisions of Accounting Standard No. 13 that, as aforesaid will come into force as of January 1, 2004, it will be possible to continue adjusting the financial statements according to the changes in the exchange rate of a foreign currency only if condition (a) above is met, and this up until the date on with the Israel Accounting Standards Board shall publish a new Standard regarding this issue. If the event and condition (a) above is not met, the adjustment of the Company's financial statements for the changes in the exchange rate of the U.S. Dollar will be discontinued commencing January 1, 2004. The adjusted amount that will be included in the financial statements as of December 31, 2003, will serve as the starting point for the nominal financial reporting commencing January 1, 2004.

          The Company is in the process of examining if condition (a) above is being met in order to examine if the publication of Standards Nos. 12 and 13 will have implications for the Company's financial statements. At this stage, the evaluation of the Company's management is that Standards Nos. 12 and 13 will not have implications for the Company's financial statements.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

          The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods. In addition, condensed segment information will initially be included in the interim financial statements. This Accounting Standard, which is based on international Accounting Standard No. 34, "Financial Reporting for Interim Periods", replaces Statement No. 43 of the Institute of Certified Public Accountants in Israel that deals with financial statements for interim periods, and opinion No. 60 that deals with the amendment of opinion No. 43 with respect to the cancellation of the obligation to include information regarding nominal data in financial statements for interim periods. This Standard will apply in respect to financial statements for periods beginning on or after January 1, 2003. In the opinion of Company, Standard No. 14 is not expected to have a material effect on its results of operations, financial position and cash flows.

          Accounting Standard No. 15, which deals with the decline in the value of assets, is based on International Accounting Standard No. 36 and prescribes the accounting treatment in the case of an impairment/elimination of the impairment, in the value of a Company's assets, including investments in investees that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

          The provisions of the transition orders in the Standard prescribe that losses from the impairment in value deriving from the application of this Accounting Standard will be recognized in the pre-tax income, except for the loss from the impairment in the value of an asset that was not deductible in the past only because the amount of the net uncapitalized future cash flow exceeds the value in the books, which will be carried to the statement of operations under the "Cumulative effect to the beginning of the year of the change in the accounting method" item.

          The Company is examining the Standard and, at this stage, it is unable to assess its effect on its results of operations, financial position and cash flows, if any.

NOTE 3:-  SHORT-TERM INVESTMENTS

                                                               DECEMBER 31,
                                                        -------------------------
                                                           2001           2002
                                                        ----------     ----------
                                                        ADJUSTED NIS IN THOUSANDS
                                                        -------------------------
     Bank deposits in NIS, bearing interest                  100          3,624
     Bank deposits linked to dollar                       10,701          3,894
     Bank deposits linked to Israeli CPI,
       bearing linked interest                            17,332         14,719
                                                        ----------     ----------
                                                          28,133         22,237
     Other investments                                    *) 154            126
                                                        ----------     ----------

                                                          28,287         22,363
                                                        ==========     ==========

     *) Reclassified.

     Charges were recorded on the deposits as collateral for marketable debenture holders and as collateral for bank guarantees that were issued by the banks for debenture holders and for credit that was received. (See also
     Note 14).

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4:-  TRADE RECEIVABLES

                                                               DECEMBER 31,
                                                        -------------------------
                                                           2001           2002
                                                        ----------     ----------
                                                        ADJUSTED NIS IN THOUSANDS
                                                        -------------------------
      Open accounts (1)                                   74,039         72,244
      Checks receivable (2)                             *)23,794         33,154
                                                        ----------     ----------

                                                          97,833        105,398
                                                        ==========     ==========

      (1) Net of allowance for doubtful accounts           3,624          3,686
                                                        ==========     ==========

      (2) Includes checks receivable in the amount of NIS 25,314 thousand that were deposited as security (prior year - NIS 8,124 thousand).
      (3) As for charges, see Note 19.
       *) Reclassified.


NOTE 5:-  OTHER ACCOUNTS RECEIVABLE


     Employees                                             1,018            857
     Government authorities                                3,651          5,112
     Subsidiaries (1)                                          -              -
     Grants receivable                                     1,165          1,478
     Interest receivable                                       5          1,805
     Prepaid expenses                                      7,688          7,233
     Affiliates                                              161              -
     Other receivables                                    11,944          3,027
                                                        ----------     ----------

                                                          25,632         19,512
                                                        ==========     ==========

     (1) The balance linked to foreign currency (mainly U.S. Dollar) and bears an average interest rate of 4.9%.


NOTE 6:-  INVENTORY


     Raw and packaging materials                          21,738         21,866
     Finished products and intermediate products          40,145         27,356
     Spare parts and maintenance materials inventory      26,016         31,733
                                                        ----------     ----------

                                                          87,899         80,955
                                                        ==========     ==========

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7:-  LONG-TERM RECEIVABLES

          The debit balance for two companies (that are related companies) that derives from the loan granted in respect to the sale of a subsidiary in 1995 to one of them and from the customer credit that was extended to the second in respect to the sale of PVC.

          The aforesaid companies did not fulfill their obligations and, accordingly, in April 2002, the District Court in Haifa appointed a trustee for them who ordered to convene a meeting of the creditors.

          In October 2002, the creditors of the aforesaid companies arrived at an arrangement that was approved by the court. According to this arrangement, the Company will be paid an amount of about NIS 1,540 thousand, bear interest of annual 3.5% and are linked to the representative exchange rate of the dollar, in quarterly installments over a period of six years.

          In addition to the aforesaid creditors arrangement, the Company holds a credit insurance policy in its favor in an amount equal to $ 180 thousand. The insurance has not yet informed the Company if it recognizes the aforesaid and, accordingly, the Company filed a request with the court to account an arbitrator. In the opinion of the management, based on the opinion of its attorneys, the chances for the claim against the insurance company are reasonable.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8:-  FIXED ASSETS

                                                                                              MOTOR        COMPUTERS,
                                                            BUILDINGS,      FACILITIES,      VEHICLES       OFFICE
                                                          ROADS AND LAND   MACHINERY AND   AND LIFTING   FURNITURE AND
                                                LAND       DEVELOPMENT     EQUIPMENT (1)      TOOLS        EQUIPMENT        TOTAL
                                             ----------   --------------   -------------   -----------   --------------   ---------
                                                                            ADJUSTED NIS IN THOUSANDS
                                             ---------------------------------------------------------------------------------------
Cost (2):
  Balance at the beginning of the year         15,069         54,988          982,918          5,306          18,984      1,077,265
    Additions during the year                   3,283            242           58,384            610             146         62,665
    Disposals during the year                       -              -             (180)          (445)              -           (625)
                                            ----------     ----------       ----------     ----------      ----------    -----------

Balance at the end of the year                 18,352         55,230        1,041,122          5,471          19,130      1,139,305
                                            ----------     ----------       ----------     ----------      ----------    -----------

Accumulated depreciation:
  Balance at the beginning of the year              -         40,216          494,670          3,703          11,784        550,373
    Additions during the year                       -          1,023           19,853            327           1,236         22,439
    Disposals during the year                       -              -             (132)          (133)              -           (265)
                                            ----------     ----------       ----------     ----------      ----------    -----------

Balance at the end of the year                      -         41,239          514,391          3,897          13,020        572,547
                                            ----------     ----------       ----------     ----------      ----------    -----------

Depreciated cost at December 31, 2002          18,352         13,991          526,731          1,574           6,110        566,758
                                            ==========     ==========       ==========     ==========      ==========    ===========
  Spare parts for the Company's production
    facilities                                                                                                                9,474
                                                                                                                         -----------

Fixed assets balance as of December 31, 2001                                                                                576,232
                                                                                                                         ===========
Depreciated cost at December 31, 2001          15,069         14,772          488,248          1,603           7,200        526,892
                                            ==========     ==========       ==========     ==========      ==========    ===========

  Spare parts inventory for the production
    facilities                                                                                                               14,211
                                                                                                                         -----------
Fixed assets as of December 31, 2001                                                                                        541,103
                                                                                                                         ===========

(1)  Facilities, machinery and equipment - including investments in work in progress in the amount of NIS 16,433 thousand as of
     December 31, 2002.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8:-  FIXED ASSETS (CONT.)

     (2) Cost of fixed assets is net of investment grants received. During the reported year, grants in the amount of NIS 782 thousand were received. The costs include capitalization of salary expenses, material, other manufacturing costs and financial expenses relating to the construction of facilities that were accrued in the period prior to the operation thereof. In 2002, 2001 and 2000, total expenses which were carried, as above, to cost of assets amounted to NIS 30,866 thousand, NIS 31,671 thousand and NIS 32,693 thousand, respectively, including financial expenses of NIS 3,917 thousand in 2002, NIS 5,447 thousand in 2001 and NIS 3,983 thousand in 2000.

     (3)  Additional information about fixed assets:

          (a)  Details with respect to the land held by the Company:

               In Acre's southern industrial zone, under an uncapitalized lease from the Israel Land Administration, and which registered on the name of the Company - 441,975 square meters under a lease until 2038.

          (b)  Investment grant:

               During the reported year, the Company continued to implement the investment program to expand the PVC plant in the aggregate of $ 15,000 thousand, as approved by the Investment Center. This program entitles the Company to a grant aggregating to 10% of its investments in fixed assets, provided that at least 30% of the investments would be financed by additional paid-in share capital. As of the date of the approval of the financial statements, management is of the opinion that the Company complies with this requirement. (See also Note 18).

          (c)  As for charges recorded on the assets, see Notes 14 and 19.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9:-  OTHER ASSETS, NET

                                                                          DECEMBER 31,
                                                                   -------------------------
                                                                      2001           2002
                                                                   ----------     ----------
                                                                   ADJUSTED NIS IN THOUSANDS
                                                                   -------------------------
     Deferred charges - amortized balance
     ------------------------------------
      Debenture issuance expenses and receipt of long-term
        loans and financing (a)                                      11,578         13,268
      Goodwill (b)                                                    7,523          6,584
      Product development and quality improvement (c)                 5,670            711
      Development of the follow-on products segment (c)               4,396          3,302
      Periodical treatment of manufacturing facilities (e)            6,856         11,767
      Other expenses (d)                                              4,251          3,358
                                                                   ----------     ----------

      Total deferred charges                                         40,274         38,990
      Deferred income taxes (f)                                       3,230          7,036
                                                                   ----------     ----------

                                                                     43,504         46,026
                                                                   ==========     ==========

      Movement in the reported year
      -----------------------------
      Balance at the beginning of the year                           49,027         40,274
      Additions - see below                                           1,772          9,820
      Disposals - sale of investment in subsidiaries                  2,572              -
      Amortization during the reported year                           7,953         11,104
                                                                   ----------     ----------

      Balance at the end of the year                                 40,274         38,990
                                                                   ==========     ==========

      Additions during the reported year
      ----------------------------------
      Expenses related to receipt of long-term loans and
        Financing                                                       700          1,909
      Product development and quality improvement                        62              -
      Periodical treatment of manufacturing facilities                    -          7,887
      Other expenses                                                  1,010             24
                                                                   ----------     ----------

                                                                      1,772          9,820
                                                                   ==========     ==========

     (a) The expenses are amortized over the maturity period for the debentures or the loans relative to the credit period and/or the not yet paid balance.

     (b)  Goodwill is amortized at an annual rate of about 6.7%.

     (c) The expenses accrued in connection with the development of the follow-on products segment and with product development and quality improvement are amortized over five to seven years. With respect to part of the expenses, amortization will commence with the conclusion of the formulation of the development or investment.

     (d) The other expenses are amortized over a period of between 5 and 10 years, according to the nature of the expenses.

     (e) Periodical treatments at the production facilities are amortized over a period of 5 years.

     (f)  See Note 18.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10:- SHORT-TERM CREDIT FROM BANKS AND OTHERS

                                                DECEMBER 31, 2001                                   DECEMBER 31, 2002
                              --------------------------------------------------  --------------------------------------------------
                                           *) IN                                               *) IN
                                             OR                                                  OR
                                           LINKED                                              LINKED
                    WEIGHTED                 TO                                                  TO
                    INTEREST  LINKED TO    OTHER                                  LINKED TO    OTHER
                      RATE       THE      FOREIGN   LINKED TO                        THE      FOREIGN   LINKED TO
                      2002    U.S.DOLLAR  CURRENCY   THE CPI   UNLINKED   TOTAL   U.S.DOLLAR  CURRENCY   THE CPI   UNLINKED   TOTAL
                    --------  ----------  --------  ---------  --------  -------  ----------  --------  ---------  --------  -------
                       %                                         ADJUSTED NIS IN THOUSANDS
                    -------- -------------------------------------------------------------------------------------------------------
Short-term credit
  from banks          5.5       29,061     47,033         -     16,569    92,663    15,841     55,232      8,981     7,461    87,515
Current maturities
  of debentures and
  long-term loans               50,762      3,558     7,143      1,582    63,045    53,528      8,793     16,229         -    78,550
                               -------    -------   -------    -------   -------   -------    -------    -------   -------   -------
                                79,823     50,591     7,143     18,151   155,708    69,369     64,025     25,210     7,461   166,065
                               =======    =======   =======    =======   =======   =======    =======    =======   =======   =======

*) mainly in or linked to EURO.

As for securities, see Note 19.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:- TRADE PAYABLES

                                                                          DECEMBER 31,
                                                                   -------------------------
                                                                      2001           2002
                                                                   ----------     ----------
                                                                   ADJUSTED NIS IN THOUSANDS
                                                                   -------------------------
     Open accounts                                                 *)123,612       115,005
     Notes payable                                                    23,116        65,290
                                                                   ----------     ----------

                                                                     146,728       180,295
                                                                   ==========     ==========

     From the above, suppliers' credit from the parent company             -        15,580
                                                                   ==========     ==========

     *) Reclassified.

NOTE 12:- OTHER ACCOUNTS PAYABLE

     Income in advance                                                 2,556         2,056
     Advances from customers                                           9,029         8,996
     Liabilities to employees and other liabilities for salaries       6,721         1,998
     Government authorities                                            1,132         2,302
     Debenture interest payable                                        2,591         1,876
     Other accounts payable                                            3,010         3,747
                                                                   ----------     ----------

                                                                      25,039        20,975
                                                                   ==========     ==========

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13:- LIABILITIES TO BANKS AND OTHER LONG-TERM LIABILITIES

     a.   Composition:

                                                                                 DECEMBER 31,
                                                                                     2002
                                                             ------------------------------------------------------
                                                 WEIGHTED              *) IN OR
                                                 INTEREST    LINKED    LINKED TO
                                                   RATE      TO THE      OTHER     LINKED TO
                                                 --------     U.S.      FOREIGN     ISRAELI
                                                   2002      DOLLAR     CURRENCY      CPI      UNLINKED     TOTAL
                                                 --------   --------   ---------   ---------   --------   ---------
                                                                           ADJUSTED NIS IN THOUSANDS
                                                            -------------------------------------------------------
      Banks                                        5.5      200,529      26,325      6,414           -     233,268
      Financial institutions                       6.5       46,593           -     32,671           -      79,264
      Other (See Note b)                           7.5       27,742       8,981     24,239      11,269      72,231
                                                            --------   ---------   ---------   --------   ---------
                                                            274,864      35,306     63,324      11,269     384,763

      Less - current maturities                              47,213       3,825      7,441           -      58,479
                                                            --------   ---------   ---------   --------   ---------

                                                            227,651      31,481     55,883      11,269     326,284
                                                            ========   =========   =========   ========   =========

     Maturity years subsequent to the balance sheet date:

      First year - current maturities                                                                       58,479

      Second year                                                                                           97,535
      Third year                                                                                            44,792
      Fourth year                                                                                           25,874
      Fifth year                                                                                             9,894
      Sixth year and thereafter                                                                            148,189
                                                                                                          ---------

                                                                                                           326,284
                                                                                                          ---------

                                                                                                           384,763
                                                                                                          =========

     *) mainly in or linked to the Sterling ((pound)).

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13:- LIABILITIES TO BANKS AND OTHER LONG-TERM LIABILITIES (CONT.)

     Composition:

                                                                                 DECEMBER 31,
                                                                                     2002
                                                             ------------------------------------------------------
                                                 WEIGHTED              *) IN OR
                                                 INTEREST    LINKED    LINKED TO
                                                   RATE      TO THE      OTHER     LINKED TO
                                                 --------     U.S.      FOREIGN     ISRAELI
                                                   2002      DOLLAR     CURRENCY      CPI      UNLINKED     TOTAL
                                                 --------   --------   ---------   ---------   --------   ---------
                                                                           ADJUSTED NIS IN THOUSANDS
                                                            -------------------------------------------------------
      Banks                                        5.5      206,161      19,869      2,110           -     228,140
      Financial institutions                       6.5       47,357           -     34,772           -      82,129
      Other                                        7.5        9,669           -      2,821      14,832      27,322
                                                            --------   ---------   ---------   --------   ---------

                                                            263,187      19,869     39,703      14,832     337,591

      Less - current maturities                              42,551       2,475      2,326         298      47,650
                                                            --------   ---------   ---------   --------   ---------

                                                            220,636      17,394     37,377      14,534     289,941
                                                            ========   =========   =========   ========   =========

     Maturity years subsequent to the balance sheet date:

      First year - current maturities                                                                       47,650

      Second year                                                                                          120,225
      Third year                                                                                            42,329
      Fourth year                                                                                           38,360
      Fifth year                                                                                            27,707
      Sixth year and thereafter                                                                             61,320
                                                                                                          ---------

                                                                                                           289,941
                                                                                                          ---------

                                                                                                           337,591
                                                                                                          =========

     *) Mainly in or linked to the Sterling ((pound)).

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13:- LIABILITIES TO BANKS AND OTHER LONG-TERM LIABILITIES (CONT.)

     b.   Information about the loans:

          1.   Loans from banks:

               Long-term loans from three banks in Israel bear interest of LIBOR, mature by 2007. The interest is repayable quarterly. The interest is paid every three months. In November 2002, the Company reached an agreement with the banks to defer the maturity dates of the loans by 13 months that were intended for the first quarter of 2003 amounting to about $ 820 thousand, and an agreement with another bank to change the maturity dates of loans in the amount of $ 2,474 thousand that were received in the reported year and were due to mature in July 2003, such that 15% of the principal will be repaid by April 1, 2003 and the remaining 85% of the principal will be repaid in October 2003, in addition to interest. In addition, the subsidiary (TAP Trade) reached an agreement with the banks (further to prior agreements) to defer the repayment of loans in the amount of $ 4,000 thousand that were designated for repayment in January 2002 to 2003 (primarily in the first quarter) and to change the maturity date of loans in the amount of $ 5,000 thousand that was designated for repayment in July 2003, such that 15% of the principal will be repaid by April 1, 2003 and the remaining 85% of the principal will be repaid in October 2003, in addition to interest. In addition the Company and the subsidiary reached an agreement with the banks to defer the repayments of additional loans amounting to NIS 53 million, that was designated for repayment in the second quarter of 2003, which is subject to certain conditions that, among others, include the classification of the balance of the loan from the parent company as a subordinate loan (see Note 16 below). In the opinion of management, as has happened in the past, the Company will reach an agreement with the banks and will fulfill the conditions that will be determined, and in accordance with the classification of the aforesaid loans as long-term loans.

               As for certain loans, the Company has undertaken to comply with covenants that were determined and, among others, compliance with certain data and financial ratios, such as the amount of required shareholders' equity. In the case of noncompliance with or deviation from the agreed upon conditions, the banks will be entitled to demand the immediate payment of any credit whatsoever that they extended. The Company is not complying with the determined conditions and, therefore, over the years the Company has reached temporary agreements with the banks concerning these conditions. Further to the aforesaid, the banks notified the Company on March 31, 2003 that, subject to certain conditions, which the Company fulfilled, they will not take advantage of their right to place the credit for immediate repayment in respect to the non-fulfillment of the commitments to maintain the financial covenants insofar as they relate to the financial statements as of December 31, 2002, and solely that in respect to the financial statements that will be published beginning on March 31, 2003, the aforesaid commitments will be fulfilled in their entirety. In management's estimation, the Company will also reach agreements with the banks in the future, such that the banks will continue to not demand the early repayment of the loans in the foreseeable future.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13:- LIABILITIES TO BANKS AND OTHER LONG-TERM LIABILITIES (CONT.)

               As security for these loans and the short-term loans that the banks are extending to the Company and the subsidiary, TAP Trade (see Note 19 above), the Company established pledge, including a lien on the shares of TAP Trade (1971) Ltd. that are held by the Company and, in addition, the Company provided an unlimited perpetual guarantee to secure the subsidiary's liabilities.

               In 2000, the Company received a loan from another bank in Israel. The loan is linked to the dollar bearing LIBOR-linked interest, maturing from April 2002 until January 2007 in 20 equal quarterly installments. The interest is paid every three months. To secure this loan, E.I.L. Plastic Industries Ltd., which is wholly held by the subsidiary, TAP Trade (1971) Ltd., pledged the Palkar shares it holds and, in addition, covenants were determined to which E.I.L. is committed toward the bank.

               In December 2002, the Company reached an agreement with the bank to defer repayment in the amount of $ 1,800 thousand out of the $ 2,400 thousand that was supposed to be repaid in 2003, to 2004, subject to additional interest.

          2.   Loans from others:

                                                                   DECEMBER 31,
                                                                       2002
                                               ------------------------------------------------------
                                   WEIGHTED                IN OR
                                   INTEREST    LINKED    LINKED TO
                                     RATE      TO THE      OTHER     LINKED TO
                                   --------     U.S.      FOREIGN     ISRAELI
                                     2002      DOLLAR     CURRENCY      CPI      UNLINKED     TOTAL
                                   --------   --------   ---------   ---------   --------   ---------
                                                             ADJUSTED NIS IN THOUSANDS
                                              -------------------------------------------------------
     State loans (1)                  5             -           -     21,857           -      21,857
     Other                           5.5       27,742       8,981      2,382      11,269      50,374
                                              --------   ---------   ---------   --------   ---------

                                               27,742       8,981     24,239      11,269      72,231
     Net of current maturities                    677           -      1,976           -       2,653
                                              --------   ---------   ---------   --------   ---------

                                               27,065       8,981     22,263      11,269      69,578
                                             =========   =========   =========   ========   =========

     (1) According to the agreement from February 2002, the State extended an aid loans to the Company that mature in 42 equal monthly installments beginning in August 2003. Among the conditions for receiving these loans, the Company committed that it will employ at least 200 employees in its plant during a period of three years from the date on which the agreement is signed. With respect to an additional agreement that was signed with the State subsequent to the balance sheet date, see Note 25 below.

     c.   Loans from subsidiaries:
          -----------------------

          1. Linked to the dollar - the terms of the loan are similar to loans which the subsidiary received from banks and which were transferred to the parent company.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13:- LIABILITIES TO BANKS AND OTHER LONG-TERM LIABILITIES (CONT.)

          2. In unlinked NIS - a loan from a jointly controlled entity (50%) that will not mature prior to January 1, 2004.


NOTE 14:- MARKETABLE DEBENTURES

                                                                                   DECEMBER 31,
                                                                 INTEREST    -------------------------
                                                                   RATE        2001            2002
                                                                ----------   ---------       ---------
                                                                   2002      ADJUSTED NIS IN THOUSANDS
                                                                ----------   -------------------------
     Debentures (series 3) linked to Israeli CPI (a1)               0.7         17,622        17,997
     Debentures (series 4) linked to foreign currency (a2)          3.1          4,118         4,960
     Debentures (series 5) linked to foreign currency (b)           9.1         15,985        10,411
                                                                             ----------      ---------

                                                                             *) 37,725        33,368
     Current maturities                                                        (12,145)      (19,294)
                                                                             ----------      ---------

                                                                                25,580        14,074
                                                                             ==========      =========

     *) After off-setting debentures held by a subsidiary in the amount of NIS 158 thousand (2001 - NIS 820 thousand).

     a. The debentures were issued under a prospectus dated October 5, 1989 and their terms are as follows:

          1. Debentures (series 3), registered, redeemable in equal annual payments until 2005 (inclusive), bear annual interest of 0.7% and are linked to the CPI (principal and interest). The debentures were issued at 92% of their par value. The outstanding discount amount that is amortized over the redemption period was netted from the debenture balance (the discounted amount amortized as above as of December 31, 2002 was NIS 190 thousand and as of December 31, 2001 - NIS 316 thousand). The interest is payable on June 30 and December 31 of each year.

          2. Debentures (series 4), registered, redeemable in equal annual payments until 2003 (inclusive), bear annual interest at a variable LIBOR rate and are linked (principal and interest) to the representative exchange rate of the EURO. The interest is payable on June 30 and December 31 of each year.

          3. On January 21, 2003, a general meeting of the holders of the marketable debentures was held. In this meeting, an arrangement was approved to defer 77% of the repayments of principal that were supposed to be repaid by the Company in December 2002. These amounts will be paid in four equal installments on the last day of May, June, July and August 2003. Interest at a rate of 2.5% in excess of the interest rate denominated in the debentures will be added.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14:- MARKETABLE DEBENTURES (CONT.)

     b. The debentures were issued under a prospectus dated February 20, 1992 and their terms are as follows:

          Debentures (series 5), registered, redeemable in equal annual payments until 2004 (inclusive), bear interest of annual LIBOR + 3.1% and are linked (principal and interest) to the representative exchange rate of the dollar.

          On January 21, 2003, a general meeting of the holders of the marketable debentures was held. In this meeting, and arrangement was approved to defer 77% of the repayments of the principal that were to be repaid by the Company in March 2003. These amounts will be paid in four equal installments on the last day of August, September, October and November 2003. Interest at a rate of 2.5% in excess of the interest denominated in the debenture will be added to these payments. On March 30, 2003 the Company announced that the repayment of 23% that were to be repaid in March 31, 2002 would be postponed by 30 days.

     c. The Company signed on deeds of trust with the trustees of the debentures. Additionally, the Company placed floating charges on fixed and current assets in favor of the debenture holders. The Company also issued bank guarantees in the overall amount of $ 3 million. To secure these guarantees, the Company encumbered monetary deposits in like amount (see Note 3).

          In general meetings of the holders of debentures of those series dated September 3, 2001 and January 21, 2003, securities were determined for the holders of the debentures, including pledged cash deposit. This deposit, along with former guarantees (see above) that the Company issued to the debenture holders will total approximately $ 3.81 million ("the guarantees"). If the Company wishes to use the balance of the guarantees to make other payments, that is, before the outstanding liabilities equal the principal due to the holders of debentures of those series, the approval of either the trustees or the debenture holders is required.

     d. The redemption dates subsequent to the balance sheet date are as follows:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                               2001            2002
                                                             ---------       ---------
                                                             ADJUSTED NIS IN THOUSANDS
                                                             -------------------------
     First year (current maturities)                          12,145          19,294
     Second year                                              11,822          9,735
     Third year                                                9,682          4,339
     Fourth year                                               4,076              -
     Fifth year                                                    -              -
                                                            ----------      ---------

                                                              37,725         33,368
                                                            ==========      =========

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15:- NON-MARKETABLE CONVERTIBLE DEBENTURES

                                                                   DECEMBER 31,
                                                 INTEREST    -------------------------
                                                   RATE        2001            2002
                                                ----------   ---------       ---------
                                                   2002      ADJUSTED NIS IN THOUSANDS
                                                ----------   -------------------------
     Non-marketable convertible debentures          9         22,435          21,795
     Current maturities                                       (3,250)           (777)
                                                            ----------      ---------

                                                              19,185          21,018
                                                            ==========      =========

     a. In August 1999, the Company issued to institutional investors NIS 18,500 thousand par value of convertible debentures, linked to the exchange rate of the NIS/dollar and bear LIBOR interest (six months) plus 2.25% annually and are redeemable in 8 consecutive annual payments from December 2000. The debentures are convertible according to the following conversion ratios:

          Until June 30, 2000 - each NIS 3.80 par value of debentures is convertible into one Ordinary share of NIS 1 par value (380%); from July 1, 2000 until June 30, 2002 - each NIS 4 par value of debentures is convertible into one Ordinary share of NIS 1 par value (400%); from July 1, 2002 until June 29, 2004 - each NIS 4.75 par value of debentures is convertible into one Ordinary share of NIS 1 par value (475%). As of December 31, 2000, NIS 17,330 thousands par value of debentures were converted, so that the outstanding amount of convertible debentures is NIS 1,170 thousands par value. In 2001 and 2002, there was no conversion of debentures. The Tel Aviv Stock Exchange approved to list the shares resulting from the conversion of debentures for trade.

     b. In March 2000, the Company issued to institutional investors NIS 19,500 thousand par value of convertible debentures, linked to the representative exchange rate of the dollar and bear LIBOR interest (six months) plus 2.25% annually and are redeemable in 16 semi-annual installments. The debentures are secured by a floating charge on the Company's assets. The debentures were not listed for trade on the Tel-Aviv Stock Exchange and on the American Stock Exchange (AMEX) however, the shares resulting from the conversion of debentures will be listed for trade on the Tel-Aviv Stock Exchange. The debentures, as aforesaid, are convertible from the date of their allocation through March 30, 2009, according to the following variable conversion ratio:

          Until March 30, 2001 - each NIS 7.50 par value of debentures is convertible into one Ordinary share of NIS 1 par value (750%). The Company has undertaken that until all the outstanding amount of debentures is repaid, its debt to equity ratio will not be in excess of 3:1.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15:- NON-MARKETABLE CONVERTIBLE DEBENTURES  (CONT.)

     c. On July 17, 2002, a general meeting of holders of non-marketable debentures was held which is described in a and b above. This meeting approved an arrangement that defers 80% of the principal payments to be made by the Company in 2002 and 2003 by two years from the original repayment date of each payment. In addition, it was determined that during the period until December 2003, the Company will not be required to comply with the conditions for the financial ratios that appear in the original agreements with the debenture holders. With respect to the period subsequent to December 2003, see Note 1.b.7 above.

          The arrangement includes, among other things, additional interest to the holders of debentures in the amount of $ 1,650 thousand, which, at the earliest, is to be paid in 2008, and the allocation of options exercisable into the Company's shares that, fully diluted about 8% of the Company's share capital.

NOTE 16:- LOAN FROM THE PARENT COMPANY

                                                                   DECEMBER 31,
                                                 INTEREST    -------------------------
                                                   RATE        2001            2002
                                                ----------   ---------       ---------
                                                   2002      ADJUSTED NIS IN THOUSANDS
                                                ----------   -------------------------
     Linked to U.S. dollar
     Loan                                           6              -          31,591
     Subordinate loan  1)                           6         90,136          27,124
                                                            ----------      ---------
                                                              90,136          58,715
                                                            ==========      =========

          1) Corresponding with the Company's liabilities towards three banks in Israel and the banks consent for a change in the maturity dates and in the original covenants undertaken by the Company, the parent company agreed that a portion of the suppliers' credit authorized to the Company will be defined as a loan to which the covenants are attached and this is in accordance with a letter that the parent company delivered to the banks. At same time, the Company has undertaken towards the banks to treat this loan according to the predetermined covenants and to subordinate this debt to the banks and this in accordance with the parent company's letter to the banks.

          As aforementioned, covenants were determined that refer to this loan, where only if they are fulfilled will the Company be able to repay this loan. Among others, the covenants address the Company's level of shareholders' equity, level of profitability, level of working capital and liabilities to banks and the Company's overall liabilities.

          The interest on this loan will be added to the principal amount and it will be subject to same covenants as applicable to the loan. In the context of the covenants, the payment of a dividend to the parent company was proscribed and, in addition, the Company was proscribed from obtaining the banks approval to buy its shares in any manner whatsoever.

          In the context of the agreement to defer the payment to the banks (Note 13), the Company committed that the amount of credit that the Company and the subsidiary TAP Trade receive from the parent company will not be less than $ 24 million at any time.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17:- ACCRUED SEVERANCE PAY, NET

          The liabilities for the payment of severance pay and compensation are covered by current payments to a pension fund pension and by managers' insurance policies (that are not reflected in the financial statements) and by the balance sheet accrual which is designated to cover the liabilities for those employees for whom compensation policies, as above, were not acquired or for whom current payments are not made.

          The Company is not entitled to receive at its request amounts deposited or profits accrued in severance, pension and compensation funds and insurance companies, except following compliance with the obligations under the severance pay law or present labor agreements.


NOTE 18:- TAXES ON INCOME

     a. Benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

          The Company's principal investments in fixed assets were made according to a plan that, in the past, was granted as an "approved enterprise" status under the law in the framework of an expansion (1977 - 1982) when facilities for the production of PVC and for the production of interim products, EDC and VCM, were established. In addition, within the framework of this expansion, a power station and related installations for all these facilities were established. The benefit period relating to said expansion terminated in 1999.

          In 1989, the expansion of the Company's facility was granted an "approved enterprise" status. According to the terms of the letter of approval, income deriving from this program that was operated in 1992 is liable to a reduced tax at the rate of 20% (based on the percentage of foreign shareholding). The benefits apply to income according to the rate of the addition of sales revenue deriving from the approved program in relation to the sales revenue in the year preceding the year of operation. The revenues that serve as a basis for the calculation of the additional rate are linked to the wholesale price index. The benefit period for this program terminated in 2002.

          In 1992, an additional investment program was approved, with the conditions and benefits identical to those stated above. The investment under this program was made until 1998. Income deriving from this plan is liable to a reduced tax at the rate of 20%, taking into consideration the percentage of foreign shareholdings in the Company in each tax year. The benefit period for this program terminates in 2005.

          In 1998, an additional investment program was approved under the law. The investments under this program continued during the reported year.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18:- TAXES ON INCOME (CONT.)

     b.   The Law for the Encouragement of Industry (Taxes), 1969:

          The Company is an industrial company by force of the Law for the Encouragement of Industry (Taxes), 1969 and, as such, it claims accelerated depreciation as prescribed by the regulations. The Income Tax (Inflationary Adjustments) Law, 1985, applies to the Company and the subsidiaries (inclusive and indirectly) in Israel. Under this law, the results for tax purposes are measured on a real basis according to the increase in the CPI.

          The financial statements are prepared on an adjusted basis according to the changes in the exchange rate for the U.S. dollar in relation to the NIS, see Note 2.a(1). The difference between the percentage of the increase in the CPI and the changes in the exchange rate of the NIS against the dollar, on an annual and cumulative basis, result in differences between the income liable for tax and the income included in the financial statements.

     c.   Taxation under inflationary conditions:

          Under the Income Tax (Inflationary Adjustments) Law, 1985, the results for tax purposes are measured in real terms, based on the changes in the Israeli CPI.

     d. Losses and deductions for tax purposes carried forward to future years:

          Carryforward tax losses to future years amount to approximately NIS
          412.

          Due to a conservative approach, a deferred tax asset in the amount of NIS 18 million was not included in the balance sheet.

     e.   Tax assessments:

          The Company received final tax assessments through the year ended December 31, 1998 (inclusive). The income of subsidiaries outside of Israel are liable for tax according to the tax law applicable in the countries in which they operate.

     f.   Tax rates:

          The deferred taxes are calculated according to the tax rates expected to be in effect when they are realized. During the reported period, the management's expectations concerning the realization of the "approved enterprise" benefits changed and, accordingly, the Company's management changed its estimate of the expected average tax rate at the time the deferred taxes will be realized from 26% to 32%.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18:- TAXES ON INCOME (CONT.)

     g.   Deferred taxes:

          Composition and movement of deferred taxes, as presented in the balance sheet are as follows:

                                         DEPRECIABLE                     OTHER
                                            FIXED                        TIMING
                                            ASSETS       INVENTORY    DIFFERENCES   TAX LOSSES     TOTAL
                                         -----------------------------------------------------------------
                                                               ADJUSTED NIS IN THOUSANDS
                                         -----------------------------------------------------------------
     Balance as of January 1, 2001         77,284          3,075         (4,362)      (61,621)     14,376

     Changes during the year                9,675            668            610       (28,559)    (17,606)
                                         ----------     ----------     ----------    ----------  ----------

     Balance as of December 31, 2001       86,959          3,743         (3,752)      (90,180)     (3,230)

     Changes during the year               28,807            941            171       (52,210)    (22,291)
                                         ----------     ----------     ----------    ----------  ----------

     Balance as of December 31, 2002      115,766          4,684         (3,581)     (142,390)    (25,521)
                                         ==========     ==========     ==========    ==========  ==========

     Deferred taxes for which an asset
       was not included                                                                            18,485
                                                                                                 ----------

                                                                                                   (7,036)
                                                                                                 ==========

          The deferred taxes are presented in the "Other assets" item, see Note 9 above.

          The composition of changes in deferred taxes:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                               2001            2002
                                                             ---------       ---------
                                                             ADJUSTED NIS IN THOUSANDS
                                                             -------------------------
     Balance as of the beginning of the year                  14,376          (3,230)
     Carried to statement of operations                      (15,989)         (3,806)
     Disposal from sale of subsidiary                         (1,620)              -
                                                            ----------      ----------

     Balance as of the end of the year                        (3,230)         (7,036)
                                                            ==========      ==========

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18:- TAXES ON INCOME (CONT.)

     h.   Taxes on income as reported in the statements of income:

                                                           YEAR ENDED DECEMBER 31,
                                                     ------------------------------------
                                                        2000         2001         2002
                                                     ----------   ----------   ----------
                                                          ADJUSTED NIS IN THOUSANDS
                                                     ------------------------------------
     Current taxes                                     1,519           592          447
     Deferred taxes, see also e above                 (9,700)      (15,986)      (3,806)
                                                     ----------   ----------   ----------

                                                      (8,181)      (15,394)      (3,359)
                                                     ==========   ==========   ==========


     i. Below is a reconciliation between the theoretical tax expense, assuming that all the income were taxed at the regular tax rate (36%) applicable to companies in Israel, and the actual tax expense as reported in the statements of operations:

                                                           YEAR ENDED DECEMBER 31,
                                                     ------------------------------------
                                                        2000         2001         2002
                                                     ----------   ----------   ----------
                                                          ADJUSTED NIS IN THOUSANDS
                                                     ------------------------------------
     Income (loss) before taxes on income             (32,500)     (73,031)     (73,978)
                                                     ==========   ==========   ==========

     Statutory tax rate                                    36%          36%          36%
                                                     ==========   ==========   ==========
     Income tax calculated at the statutory tax
       rate of 36%                                    (11,700)     (26,291)     (26,632)
     Increase (decrease) in income taxes
       deriving from the following factors:
     Tax benefit resulting from reduced tax
       rate of an "Approved Enterprise"                 3,126        7,305        2,548

     Non-deductible expenses for tax purposes             309          358          146
     Deferred taxes for which an asset was not
       Included                                             -            -       18,485
     Differences in subsidiaries, net                     354        2,668        2,925
     Difference between income reported for
       tax purposes and income for financial
       statements and other differences                  (270)         566         (831)
                                                     ----------   ----------   ----------

     Taxes on income                                   (8,181)     (15,394)      (3,359)
                                                     ==========   ==========   ==========

     Effective tax rate                                  (25%)        (21%)         (5%)
                                                     ==========   ==========   ==========

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19:- CONTINGENT LIABILITIES AND COMMITMENTS

     a.   Contingent liabilities:

          1. The Company and investee companies have commitments to the holders of debentures, to banks and to financial institutions with regard to meeting financial ratios and certain conditions (covenants), where non-compliance with them will, among others, enable the lenders to demand early repayment of the long-term liabilities (Notes 13, 14, and 15).

          2. The Company has a commitment to increase the outstanding capital and other commitments in connection with investment programs for the expansion of the plant and grant on behalf of it (Note 18.a). As of the date of the financial statements, the Company is complying with this requirement.

          3. The Company insured its directors and executives with liability insurance for persons holding these positions. This insurance is up to the amount determined in the insurance policy. Additionally, the Company has undertaken to indemnify directors and executives for monetary expenses imposed on them by virtue of an action taken in the context of their duty and in accordance with the Companies Law, 1999. This liability of the Company is also for the indemnification of directors and executives in subsidiaries.

          4.   Legal proceedings:

               a)   1)   On April 18, 2001, the Company filed a claim against
                         Carmel Olefins Ltd. ("COL"), the supplier of ethylene, in the amount of about NIS 30,059 thousand (about $
                         6,345 thousand) for damages suffered by the Company following interruptions in the supply of ethylene in 1999 and 2000 as a result of a longer than planned shut down in 1999 of COL's ethylene facility and as a result of a fire in 2000, as well as overcharges collected in respect to the supply of ethylene supplied in 1998 and 1999.

                         COL denies responsibility for the above events and placed the responsibility for one of the occurrences with the manufacturer of the gas turbine of the ethylene facility. In view of the above, the Company amended its claim and added the manufacturer of the gas turbine as an additional respondent. As for overcharges, COL alleged that this matter was settled by a compromise and, therefore, the Company is barred from claiming this amount. In the case against the manufacturer of the gas turbines, a statement of defense was filed, as well as a motion to strike it off in limine for reasons of the statute of limitations and lack of grounds. The motion was rejected by the District Court, and the manufacturer of the turbines filed a motion of appeal with the Supreme Court.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19:- CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

                    2) On September 13, 2001, COL filed a claim against the Company for the recovery of NIS 5,563 thousand that was deducted by the Company for ethylene price differences that were collected, as alleged by the Company, in excess of the prices fixed by the Price Control Law, and this during the period from January 1997 through December 2001. COL's principal argument is that the prices for the ethylene that it supplies to the Company are not regulated, and that if they were regulated, then it is entitled to differences in respect to the periods when these prices exceeded the prices that if effectively collected, in an amount - COL claims - of about NIS 25 million (although COL did not claim this amount). The Company, based on the opinion of its attorneys, is of the opinion that the chances that COL's arguments will be accepted are low and, accordingly, no provision in respect to this claim was included in the financial statements.

                         In addition, the Company filed a counterclaim for a declaratory judgment that will determine that COL is obligated to restore to the Company the additional price differences that is collected in respect to the period from February 1993 through the end of 1996 in the amount of about NIS 8,300 thousand for the locally produced ethylene, as well as the amount of about NIS 7,800 thousand for imported ethylene. COL filed a statement of defense with respect to the Company's claim, as well as a request to strike off the claim in limine due to procedural reasons.

                    3) In October 2002, COL filed an appeal with the Supreme Court against the Minister of Finance and several other respondents, among them the Company, to cancel the price control order imposed on the storage of ethylene. In addition to the statement of defense, the Company filed a counter appeal requesting to direct the director general of the Antitrust Authority and supervisor of prices at the Ministry of Industry and Trade to use their authorities against COL, the objective of which is to restrict its monopolistic power.

               b) On June 26, 1995, the Company filed claims against the State of Israel for damage caused by a breach of contract and/or misrepresentations and negotiations in bad faith amounting to NIS 1,418 thousand (original amount) relating to the transportation of fuel oil. A hearing has been scheduled. The Company, based on an opinion of its attorneys, estimated the chances for the claim by at least NIS 660 thousand (an amount that was received subsequent to the balance sheet date) and, accordingly, a provision was recorded in the financial statements in respect to the amount received subsequent to the balance sheet date.

               c) In 1998 - 2001, former Company employees and subcontractor employees filed claims for damages caused by exposure to a material used in production processes. All claims were submitted to the insurance companies and are being dealt with by them. The monetary scope of these claims total approximately NIS 20 million. Management is of the opinion that due to the insurance coverage for these claims, that these claims and the results likely to arise from them, will not affect the company's business and its results of operations, if at all.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19:- CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

               d) On May 9, 2001, the Company filed with the Haifa District Court a claim of about NIS 2.5 million against the Israel Electric Corporation Ltd. for damages caused to the Company due to the interruptions of power supply to the Company's facilities.

               e) Several additional claims that were filed against the Company are also covered by insurance policies and are being handled by representatives of the insurance companies. In the opinion of the Company's management, these claims and the other claims that were filed by the Company or against the Company, do not have a material effect on the Company's business.


     b.   Commitments:

          1. In June 1996, upon the termination of a former agreement, the Company entered into a 10-year ethylene supply agreement with Carmel Olefins Ltd. ("COL") in effect from May 1, 1996 through April 30, 2006. During the term of this agreement (except during shutdowns) and subject to the conditions stipulated therein and to the ordinary operation of the ethylene facility, COL shall supply to the Company and the Company shall buy from COL ethylene in an annual amount of some 42,000 tons in equal monthly quantities. For the period until October 31, 1999, COL supplied its independently produced ethylene; however, after that period, part of the ethylene supplied by COL is imported.

               Besides the terms of the agreement and the sources of supply, the agreement prescribes the manner for determining the price to be paid by the Company for the ethylene supplied to it based on the source of supply (independently produced or import, as aforementioned) and the terms determined with respect to the various sources, terms of payment, the quality of the ethylene and provisions as to quantities to be supplied upon shutdown of or a breakdown at the ethylene facility.

               In June 1999 and May 2000, the Company entered into agreements with COL whereby the quantities of the ethylene shall increase by 6,000 and 3,000 tons annually, respectively, overall an increase of 9,000 tons annually in equal monthly quantities at a price of COL's cost for importing the ethylene plus a fixed amount. The agreement is in effect until the expiration of the agreement from 1996, and the parties determined the conditions and terms according to which they are entitled to request the termination of the additional agreement. Further, additional terms were determined as to the supply of ethylene from COL and the respective credit terms.

          2. Commitments for the purchase of fixed assets total adjusted NIS 1,805 thousand as of December 31, 2002. Additionally, in the context of the terms stated in the Company's business license, the Company is committed to invest approximately $ 6 million for environmental improvement projects in its facilities over a period of 10 years.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19:- CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     c.   Charges:

          1. As collateral for the Group's obligations, the real estate properties were mortgaged and fixed charges were recorded on plant and equipment, insurance rights, goodwill, deposits with banks and others and payments from customers. Floating charges were recorded on the Group's assets. Also, certain of subsidiaries' shares were pledged. The secured liabilities balances are as follows:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                               2001            2002
                                                             ---------       ---------
                                                             ADJUSTED NIS IN THOUSANDS
                                                             -------------------------
          Loans and short-term credit                          92,663          87,515
                                                             ---------       ---------
          Long-term liabilities (including current
            maturities)                                       430,131         367,691
                                                             ---------       ---------
                                                              522,794         455,206
                                                             =========       =========

          2. As collateral for debentures that were issued to the public according to a prospectus, the Company recorded charges on its assets and rights, see Note 14 and 15.

          3. To secure grants received and for the compliance with the conditions of an "approved enterprise" which was issued to the Company under the Law for the Encouragement of Capital Investments, 1959, the Company recorded an unlimited floating charge on all of its assets in favor of the State of Israel.

NOTE 20:- SHAREHOLDERS' EQUITY

     a.   Composition of share capital:

                                               DECEMBER 31, 2001          DECEMBER 31, 2002
                                            ------------------------   ------------------------
                                                         ISSUED AND                 ISSUED AND
                                            AUTHORIZED   OUTSTANDING   AUTHORIZED   OUTSTANDING
                                            ----------   -----------   ----------   -----------
                                                             NUMBER OF SHARES
                                            -------------------------------------------------
          Ordinary shares of NIS 1 par
            value each                      60,000,000   42,152,323    60,000,000   42,152,323
                                            ==========   ==========    ==========   ==========

     b.   Options:

          1. In accordance with the arrangement reached with the holders of the non-marketable debentures, the Company allocated options to the holders of those debentures that will provide with full dilution, immediately and cumulatively, about 8% of the Company's proposed share capital.

          2. In accordance with the non-marketable options plan, in 1999 and 2000 the Company allocated to the Company's senior executives, at no consideration, 245,500 options. The benefit period for exercising the options varies from between two years and four years from the date on which the options were allocated, according to the terms of the plan. Each option is exercisable into an Ordinary share of the Company NIS 1 par value each in exchange for a payment to the Company of an exercise price that varies from NIS 1 per share up to NIS 1.35 per share, according to the exercise date.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21:- LINKAGE TERMS OF MONETARY BALANCES

                                                                DECEMBER 31, 2002
                                      ---------------------------------------------------------------------
                                      LINKED TO                           LINKED TO
                                         U.S.     LINKED TO    LINKED      ISRAELI
                                        DOLLAR    STERLING     TO EURO       CPI      UNLINKED      TOTAL
                                      ---------   ---------   ---------   ---------   ---------   ---------
                                                             ADJUSTED NIS IN THOUSANDS
                                      ---------------------------------------------------------------------
     Assets:
       Cash and cash equivalents         1,146          63          99          28          57       1,393
       Short-term investments                -           -           -      22,098         265      22,363
       Trade receivables                 2,369      31,088      24,505           -      47,436     105,398
       Other accounts receivable         3,591         891       1,165           -       6,632      12,279
       Long-term receivables             1,705           -           -       1,497           -       3,202
                                      ---------   ---------   ---------   ---------   ---------   ---------

                                         8,811      32,042      25,769      23,623      54,490     144,635
                                      =========   =========   =========   =========   =========   =========

     Liabilities:

       Short-term credit from banks     15,841       8,958      46,274       8,981       7,461      87,515
       Trade payables                   45,276      37,636      15,338           -      82,045     180,295
       Other accounts payable            3,103       2,624       1,160         706       2,330       9,923
       Liabilities to banks and
         other long-term
         liabilities (including
         current maturities)           274,864      26,325       8,981      63,324      11,269     384,763
       Marketable debentures
         (including current
         Maturities)                    10,412           -       4,960      17,996           -      33,368
       Non-marketable convertible
         debentures (including
         current maturities)            21,795           -           -           -           -      21,795
       Loan from parent company         90,136           -           -           -           -      90,136
                                      ---------   ---------   ---------   ---------   ---------   ---------

                                       461,427      75,543      76,713      91,007     103,105     807,795
                                      =========   =========   =========   =========   =========   =========

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21:- LINKAGE TERMS OF MONETARY BALANCES (CONT.)

                                                               DECEMBER 31, 2002
                                           ----------------------------------------------------------
                                           LINKED TO   LINKED TO
                                              U.S.       OTHER       LINKED
                                             DOLLAR    CURRENCIES    TO CPI     UNLINKED      TOTAL
                                           ---------   ----------   ---------   ---------   ---------
                                                           ADJUSTED NIS IN THOUSANDS
                                           ----------------------------------------------------------
     Assets:
       Cash and cash equivalents              1,928         607            -       2,567       5,102
       Short-term investments              (*10,658           -     (*16,586       1,043      28,287
       Trade receivables                      5,443      44,732            -      47,658      97,833
       Other accounts receivable              6,873       2,435            -       8,636      17,944
       Long-term receivables                    781           -        1,990           -       2,771
                                           ---------   ---------    ---------   ---------   ---------

                                             25,683      47,774       18,576      59,904     151,937
                                           =========   =========    =========   =========   =========

     Liabilities:
       Short-term credit from banks          29,061      47,033            -      16,569      92,663
       Trade payables                        19,029      56,532          545    (*70,622     146,728
       Other accounts payable                 3,704       4,517          843       4,390      13,454
       Liabilities to banks and other
         long-term liabilities (including
         current maturities)                263,187      19,869       39,703      14,832     337,591
       Marketable debentures (including
         current Maturities)               (*16,040    (* 3,053     (*18,632           -      37,725
       Non-marketable convertible
         debentures (including current
         maturities)                         22,435           -            -           -      22,435
       Loan from parent company              58,715           -            -           -      58,715
                                           ---------   ---------    ---------   ---------   ---------

                                            412,171     131,004       59,723     106,413     709,311
                                           =========   =========    =========   =========   =========

     *) Reclassified.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                       ------------------------------------
                                                          2000         2001         2002
                                                       ----------   ----------   ----------
                                                            ADJUSTED NIS IN THOUSANDS
                                                       ------------------------------------
          a. Revenues from sales:

             In Israel                                  284,324      217,130      208,153
             Foreign                                    437,529      261,179      253,264
                                                       ----------   ----------   ----------

                                                        721,971      478,309      461,417
                                                       ==========   ==========   ==========

          b. Cost of sales:

             Materials consumed                         406,159      242,175      228,177
             Power and water                             99,416       86,517       82,301
             Salary and wages                            66,873       52,225       42,477
             Other manufacturing expenses                37,938       34,102       29,455
                                                       ----------   ----------   ----------

                                                        610,385      415,018      382,410
             Coverage of damages and insurance
               compensation                             (17,787)      (5,992)        (474)
             Depreciation of fixed assets and
               amortization                              25,263       24,116       25,418
             Purchase of products                        10,326        9,512       16,068
                                                       ----------   ----------   ----------

                                                        627,187      442,654      423,422
             Decrease (increase) in inventory of work
               in progress and finished products         (4,690)      14,438       12,789
                                                       ----------   ----------   ----------

                                                        623,497      457,093      436,211
                                                       ==========   ==========   ==========

          c. Selling and marketing expenses:

             Export                                      31,042       17,958       16,826
             Salary and payroll accruals                  7,727        7,063        6,191
             Other                                       16,839       20,558       15,348
                                                       ----------   ----------   ----------

                                                         55,607       45,579       38,365
                                                       ==========   ==========   ==========
          d. General and administrative expenses:

             Salary and payroll accruals                 15,546       16,267       14,855
             Other                                       13,254       12,325        5,766
                                                       ----------   ----------   ----------

                                                         28,801       28,593       20,621
                                                       ==========   ==========   ==========

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

                                                              YEAR ENDED DECEMBER 31,
                                                       ------------------------------------
                                                          2000         2001         2002
                                                       ----------   ----------   ----------
                                                            ADJUSTED NIS IN THOUSANDS
                                                       ------------------------------------
          e. Other income (expenses), net:

             For early retirement of employees          (10,872)      (2,473)       1,360
             Rent                                           427          531          436
             Doubtful accounts and bad debts                876         (474)      (4,476)
             Claims and differences from previous
               years                                        762       (3,680)        (720)
             Capital gain (loss) from sale of assets
               and various investments, net                 (14)      18,052           (9)
              Other, net                                   (445)      (1,000)         477
                                                       ----------   ----------   ----------

                                                         (9,266)      10,876       (2,932)
                                                       ==========   ==========   ==========

          f. Financial expenses, net *):

             In respect of long-term liabilities:
             Interest                                     4,764       25,358       27,731
             Linkage differences, exchange rate
               differences and other, net                 1,933       (5,357)        (516)
             Amortization of long-term deferred
               charges with respect to long-term
               liabilities                                1,866        2,144        1,028
                                                       ----------   ----------   ----------

             Total in respect of long-term liabilities    8,564       22,146       28,243
             Interest and expenses in respect of
               short-term credit                         17,187       17,650        6,187
             Other expenses (income), net                (8,451)      (8,845)       2,836
                                                       ----------   ----------   ----------

                                                         37,300       30,951       37,266
                                                       ==========   ==========   ==========

          *)Net of capitalization to fixed assets         3,983        5,447        3,917
                                                       ==========   ==========   ==========

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23:- LOSS PER SHARE

     Below are details pertaining to the number of shares and the loss used in calculating the loss per share:

                                                              YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------------------------------------------
                                            2000                        2001                       2002
                                 --------------------------  -------------------------- ---------------------------
                                  WEIGHTED                    WEIGHTED                    WEIGHTED        LOSS
                                  NUMBER OF                   NUMBER OF                   NUMBER OF
                                    SHARES         LOSS        SHARES         LOSS         SHARES
                                 ------------  ------------  ------------ ------------- ------------- -------------
                                                ADJUSTED                    ADJUSTED                    ADJUSTED
                                     IN          NIS IN          IN          NIS IN          IN          NIS IN
                                  THOUSANDS     THOUSANDS     THOUSANDS     THOUSANDS     THOUSANDS     THOUSANDS
                                 ------------  ------------  ------------ ------------- ------------- -------------
     Number of shares and the
       loss according to
       statement of operations      42,152        (25,208)      42,152       (57,959)      42,152        (70,813)
                                 ============  ============  ============ ============= ============= =============


                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24:- TRANSACTIONS WITH RELATED PARTIES, INCOME FROM SUBSIDIARIES AND DIRECTORS' FEES

     a.   1.   Transactions with related parties (the parent company and its subsidiaries):

                                                                YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                       2000               2001              2002
                                                  --------------     --------------    ---------------
                                                               ADJUSTED NIS IN THOUSANDS
                                                  ----------------------------------------------------
     Sales (a)                                        8,121                    -            15,854
                                                  ==============     ==============    ===============
     Purchases (b)                                  130,111               31,680            59,202
                                                  ==============     ==============    ===============
     Interest                                             -                1,946             4,121
                                                  ==============     ==============    ===============
     Reimbursement of expenses and other
            payments                                    292                  188               127
                                                  ==============     ==============    ===============

     (a) Mainly sales in the local market to a subsidiary of the parent company. The sales are carried out under customary market and credit terms for all sales of same products in the local market.

     (b) Mainly purchase of raw materials that are used in the production of PVC. The purchases are carried out under terms customary with other suppliers of same raw materials.

          Related party - as defined in the Securities Regulations (Preparation of Annual Financial Statements), 1993.

          2.   Transactions with related company:

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                   2000               2001               2002
                                              --------------     --------------     --------------
                                                           ADJUSTED NIS IN THOUSANDS
                                              ----------------------------------------------------
     Sales                                         1,383                947                482
                                              ==============     ==============     ==============
     Rent                                            427                531                436
                                              ==============     ==============     ==============

     b.   Liabilities to related party:

                                                                                 DECEMBER 31,
                                                                    --------------------------------------
                                                                          2001                 2002
                                                                    -----------------    -----------------
                                                                          ADJUSTED NIS IN THOUSANDS
                                                                    --------------------------------------
     Other accounts receivable (note 5)                                  39,796               48,981
                                                                    =================    =================
     Short-term liability (Note 10)                                           -               15,580
                                                                    =================    =================
     Long-term liability (Note 16)                                       58,715               90,136
                                                                    =================    =================

                                               ELECTROCHEMICAL INDUSTRIES (1952)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 24:- TRANSACTIONS WITH RELATED PARTIES, INCOME FROM SUBSIDIARIES AND DIRECTORS' FEES (CONT,)

     c.   Directors' fees:

                                                                       YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------------
                                                              2000              2001               2002
                                                         --------------    ---------------    --------------
                                                                      ADJUSTED NIS IN THOUSANDS
                                                         ---------------------------------------------------
     Salary and related benefits to director                 2,210             1,806                664
                                                        ==============    ===============    ==============
     Directors who are not employed by the
        Company                                                289               374                253
                                                        ==============    ===============    ==============
     Number of directors                                         7                 7                  7
                                                        ==============    ===============    ==============


NOTE 25:- SUBSEQUENT EVENTS

     a. In February 2003, the authorities in Turkey published their decision regarding the dumping levy on the import of PVC into Turkey, where with respect to imports from Israel and 10 other countries, a minimal dumping levy was imposed at a rate of $ 25 per ton. In the Company's estimate, the imposition of this dumping levy will not have a material effect on the scope of the Company's sales and profitability. The Company's sales in Turkey were summed up to 6% of the consolidated sales in 2002.

     b. In February 2003, the Company reached a further agreement with the State of Israel, pursuant to which the Company will receive an additional aid loan in the amount of up to NIS 6 million, (of which NIS 3 million was received during February 2003), this loan matures in June 2004. As a condition for receiving this loan, the Company and the parent company committed to certain conditions that, among others, include employing a minimal number of employees during the three years from the date the agreement is signed, the sale of a certain asset and the conversion of a NIS 6 million of its shareholders loans into share capital.

                                               ELECTROCHEMICAL INDUSTRIES (1952)

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


LIST OF SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND AFFILIATES:

                                                                         PERCENTAGE OF HOLDINGS
                                                                -----------------------------------------
                                                                      SHARES                 SHARES
                                                                                           CONFERRING
                                                                 CONFERRING VOTING         RIGHTS TO
                                                                      RIGHTS                PROFITS
                                                                -------------------    ------------------
                                                                                    %
                                                                -----------------------------------------
(1) TAP TRADE (1971) LTD.                                               100                   100

  The holdings are:
    PIPE UK. LTD.                                                       100                   100
    Nare LTD.                                                           100                   100
    E.I.L. PLASTIC INDUSTRIES LTD. *) (inactive company)                100                   100

    (*) E.I.L. PLASTIC INDUSTRIES LTD.'s holdings in:
              M.T. 2000 LTD.                                            100                   100
              PALKAR LTD. **) (Proportionately consolidated)             50                    50

              (**) PALKAR LTD.'s holdings in:
                          PALDA LTD.                                     25                    25
                          PALKAR INC.                                    50                    50

(2) Firgun Holdings & Investments Co.                                   100                   100

  The holdings are:
    EPIPLAST SRL.                                                       100                   100
    EIT LTD.                                                            100                   100

(3) BOD Bar Olefins Development Ltd.                                    100                   100

(4) TFI Chemicals Marketing Co. Ltd.                                    100                   100

(5)   PLASTEP LTD.                                                      100                   100

(6)   TPA TRUST LTD.                                                    100                   100



                                 - - - - - - - -

                                DIRECTORS REPORT
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2002


1.   THE FOLLOWING IS A SUMMARY OF CONSOLIDATED FINANCIAL RESULTS IN NIS
     THOUSANDS

                                 YEAR ENDED     JANUARY      APRIL          JULY         OCTOBER                 TOTAL
                                 31/12/2001      MARCH        JUNE       SEPTEMBER      DECEMBER              DECEMBER 31
                                 ----------      -----        ----       ---------      ---------             -----------
                                                                       2002                               2002            2002
                                                 ------------------------------------------------         ----            ----
                                                                                                                          US $
                                                            NEW ISRAEL SHEKEL THOUSAND                                  THOUSAND
                                 ------------------------------------------------------------------------------         ---------
SALES                             478,309        110,974      115,843     124,237       110,363         461,417          97,407
GROSS PROFIT                       21,217          5,628       13,699       9,824        (3,960)         25,191           5,318
OPERATING INCOME (LOSS)           (42,079)       (10,246)      (3,160)     (4,178)      (19,128)        (36,712)         (7,750)
FINANCING EXPENSES                 30,951          1,890       10,639       9,621        15,116          37,266           7,867
PROFIT (LOSS) BEFORE TAXES        (73,030)       (12,136)     (13,799)    (13,799)      (34,244)        (73,978)        (15,617)
NET INCOME (LOSS)                 (57,957)        (9,810)     (10,440)     (9,019)      (41,544)        (70,813)        (14,949)


The consolidated financial results for 2002 were affected mainly by the following factors:

a. The global economic recession continued to adversely impact the rate of growth in the construction and light construction industries in the US, Asia and Europe in 2002. Decreased demand in these industries for the Company's main product, PVC, resulted in price level for PVC in the Company's main markets of about $ 550 per ton.

b. In 2002, high energy prices continued to negatively impact the cost of the Company's main raw materials for production, ethylene and heavy fuel. The combined effect of lowered PVC prices and increased raw material prices resulted in low gross profitability, similar to that experienced by the Company in 2001. In February and March, 2002, there was a significant recovery in PVC prices, with average prices in March reaching about US$ 700 per ton. During the same time period, there was an increase in ethylene, fuel oil and EDC prices.

c. In 2002, production was only at about 80% of the Company's capacity, due to a breakdown in the VCM plant during June and July and shutdown for maintenance works in the fourth quarter by the sole ethylene supplier of the Company. The level of financing expenses in 2002 increased compared to

     2001, and was affected by the increase in the Company's financial liabilities on the one hand, and the rates of devaluation of the shekel against the dollar during 2002, on the other hand.

d. In 2002, the Company continued to reduce fixed costs, mainly wage costs. During the year, the Company reduced these expenses, compared to previous years, both by reducing the number of employees and by reducing wages. In addition, in 2002 the Company cut, compared to previous years, selling, general and administrative expenses and contractor costs.

e. The recession in 2002 in the construction, light construction and infrastructure sectors in Israel and England adversely impacted operations and financial results of the downstream product subsidiaries; there was a decline in sales turnover of both Palkar in Israel and Pipe U.K. in England. During 2002, these subsidiaries introduced efficiency measures and a reduction in expenses which will be realized in 2003.

f. The consolidated financial results in 2002 were also affected by non-recurring events, mainly:

     1) The discontinuation of operations of the Company's customer in Israel, for which the Company registered a provision for bad debts of NIS 5.3 million (US$ 1.1 million) (of which about NIS 2.5 million was in the fourth quarter).

     2) Semiannual maintenance and other work were executed by the Company parallel to other work carried out in the fourth quarter by the ethylene supplier and caused significant production losses. This direct maintenance expenses of NIS 7.9 million (US$ 1.7 million) were spread over a period of four years.

     3) For conservative reasons, the Company has not registered an amount of NIS 18 million as a "tax asset" in the deferred taxes line in the balance sheet.

g. As a result of the losses in 2001 and 2002, the Company's shareholders' equity eroded, the liquidity ratios worsen, a deficit in working capital was created and the cash flow became negative. In 2002 and in the first months of 2003, the Company took measures to improve financial liquidity and shareholders' equity.

       The following are the main steps taken:

     1) In 2002, the controlling shareholder (ICC) increased the credit it extended to the Company for the purchase of raw materials by about NIS
          47.0 million (US $ 9.9 million). The total credit extended at December 31, 2002 totalled NIS 106 million (US$22 million) compared to NIS 59 million (US$ 12 million) at December 31, 2001. Up to the date of publishing the financial reports, ICC extended additional credit in the amount of approximately NIS 14 million (US$ 3 million)

     2) In 2002, the government of Israel provided the Company with a long-term loan of NIS 21 million (US$ 4.4 million). In March 2003, an agreement was signed, according to which the government of Israel will provide the Company an additional loan of NIS 6 million (US$ 1.3 million) out of which NIS 3 million (US$ 0.6 million) were provided in March 2003 and an additional NIS 3 million (US$ 0.6 million) will be provided by July 2003.

     3) In 2002, the Company rolled over current maturities of long term loans from Israeli banks for a total of NIS 40 million (US$ 8.4 million). In addition, the Company obtained approval of the banks to roll over current maturities in the first quarter of 2003. The Company is negotiating with the three banks regarding the postponement of repayment of loans, granted to EIF trading, from 2003 to 2004, as well as the roll over of current maturities, which fell due during the second half of 2003, granted to the Company. The Company estimates that the negotiations will be crystallized to formal approval within the next few weeks.

     4) At the beginning of 2002, the Company came to an agreement with the holders of non-marketable bonds for a deferment of the repayment of principal due in years 2002 and 2003 until 2004 and 2005, respectively, in the total amount of NIS 30 million (US$ 6.3 million).

     5) The Company is conducting progressive negotiation, so in the next few months, the Company expects to reach an Agreement with the Israel Electric Corporation for the sale of about 160 dunam in the area of its plant in Acco (See section 4c.)

     6) According to decisions made at the General Meeting of holders of the Company's marketable bonds - Series 3, 4 and 5 on January 21, 2003, an easing of the burden of repayments of principal which should have been repaid on December 31, 2002 and March 31, 2003, respectively, was approved. This resulted in deferral of payments of principal in the total amount of NIS 10 million (US$ 2.1 million) until May-November 2003.

h. Regarding the review of the results for the forth quarter of 2002 see paragraph 5.2 below

          ----------------------------------------------------------------------
          The Company intends to negotiate, in the forthcoming months, with its major debtors (including the controlling shareholder ICC) regarding the re-structure of the financial debts and improvement of the capital structure.
          ----------------------------------------------------------------------

          ----------------------------------------------------------------------
          In the Company's opinion, the range of activities  stated in paragraph g above, plus the improving trend in the margins from the sale of PVC which started in the first months of 2003, will enable the Company to meet its current liabilities.
          ----------------------------------------------------------------------

2.   CONDENSED DESCRIPTION OF THE COMPANY AND ITS BUSINESS ENVIRONMENT
     -----------------------------------------------------------------

     2.1  DESCRIPTION OF THE COMPANY'S OPERATIONS
          ---------------------------------------

          The Company's operations are centered in its plant in Acco, with marketing subsidiaries in Europe. EIF Trading (1971) Ltd., a wholly owned subsidiary, is a holding company for the downstream companies in Israel and abroad which manufacture products using PVC as the main raw material.

          The following are the Company's main products:

          PVC PRODUCTS  -       The Company's main product is PVC, sold in the
                                local market and also exported; used for the plastic products industry.

          OTHER CHEMICALS
          AND PRODUCTS      -   The Company's plant manufactures additional
                                chemicals such as caustic soda, caustic potash, javel (sodium hypochlorite), hydrochloric acid and hydrogen, which are used as raw materials for other industries. These products are produced and integrated in the production of chlorine, which is also produced by the Company.

          OPERATIONS IN THE FIELD OF DOWNSTREAM PRODUCTS (FINAL PRODUCTS FROM
          -------------------------------------------------------------------
          PVC)
          ---

          The Company's downstream product operations are carried out through the subsidiary (wholly owned by the Company), EIF Trading
          (1971) Ltd., and its subsidiaries. The present production capacity of all the downstream product plants together is about 20,000 tons per year.

          The following are details of the operations of the subsidiaries of EIF Trading (1971) Ltd. (hereinafter: "EIF TRADING") which operate in the field of downstream products:


          a. PIPE U.K. LTD. - (wholly owned by EIF Trading) - this company, which is registered and operates in northeast England, has a plant for the manufacture of pipes of various diameters. The main raw material for their production is PVC.

               In 2002, sales were NIS 30.2 million (US$6.4 million), compared to sales of NIS 29.0 million (US$6.1 million) during the same period in the previous year. The lack of improvement resulted mainly from the recession in the telecommunications and infrastructure industries, which are the main consumers in the markets in which Pipe U.K. operates. The present production capacity (about 12,000 tons) is about 60% utilized. The Company cut its current expenses, mainly wages, in order to adjust reduce them to the actual level of production and sales.

          b.   PALKAR LTD.
               ----------

               Palkar is a private company (50% owned by the Company) engaged in the production and marketing of PVC products for the light construction industry, home and garden use, and the teaching accessories market. Palkar's plant is located in an area leased from Kibbutz Kfar Rupin (which is the owner of the balance of Palkar's shares).

               Sales turnover was NIS 35.7 million (US$ 7.5 million) in 2002, compared to NIS 39.9 million (US$ 8.4 million) in 2001. The decline was mainly due to the recession in consumption by the local market.

               During the period under review, Palkar extended its penetration into the fence market in the US, and adopted a comprehensive efficiency plan in its plant, with significant cuts in current expenses.

          c.   MT-2000 (EXTRUSIONS) LTD.
               ------------------------

               MT-2000 is a private company (wholly owned by EIF Trading) now located adjacent to the site of Pipe U.K. It is engaged mainly in the manufacture of PVC products, such as rigid and flexible profiles for construction and windows, and has a production capacity of 4,000 tons per year.

               In 2002, the sales of MT-2000 were NIS 20.9 million (US$ 4.4 million) compared to NIS 16.1 million (US$ 3.4 million) in 2001. The increase resulted from expansion of the product line and addition of new customers.

               In the first half of 2002, this company completed the transfer of its production and management operations to land adjacent to the site of Pipe U.K., which resulted in a reduction of operating (by combining part of production, operation, and maintenance formations) and management expenses of MT-2000.

          2.2  PRODUCTION IN THE COMPANY'S PLANTS
               ----------------------------------

               Most of the Company's production systems are integrated, and the production capacity of one plant affects the output of other plants. The Company's plants operate continuously, except for maintenance work, breakdowns, planned shutdowns or stoppages of the supply of essential raw materials.

               The Company's main production facilities at its plant in Acco are:

               ELECTROLYSIS PLANT
               ------------------

               The main products manufactured in this plant are chlorine, caustic soda and caustic potash. Most of the chlorine is used as a raw material for the production of the interim product - EDC - while a small part is used for the production of javel (sodium hypochlorite) and hydrochloric acid. The remaining chlorine is marketed in containers, mainly to the local market. In 2002, the Company doubled the previous production capacity of caustic potash, in response to an increase in demand in Israel and abroad.

               THE EDC PLANT (DIRECT CHLORINATION)
               -----------------------------------

               This plant is used for the production of EDC, interim material for the production of VCM (see below), through the use of chlorine produced by electrolysis and ethylene supplied to the Company by Carmel Olefins Ltd. (CAOL).

               In 2002, the Company purchased chlorine from time to time from Dead Sea Magnesium Ltd., which assisted it in increasing production in this plant.

               THE VCM PLANT
               -------------

               VCM is used as a raw material in the production of PVC. To produce VCM, the Company uses EDC manufactured in this plant, as well as EDC imported in quantities required to supplement the quantities of EDC manufactured by the Company.

               In 2002, the production capacity in this plant was not fully utilized, mainly due to breakdowns in the third quarter and the stoppage for maintenance in the fourth quarter, which was done concurrently with the shutdown by the ethylene supplier.

               THE PVC PLANTS
               --------------

               The Company manufactures PVC in a central plant, which, since 1995,was expanded . Production capacity today stands at about 145,000 tons per year. In 2002, production was at about 80% of the Company's capacity, due to the breakdown in the VCM plant and the ethylene supplier's shutdown for maintenance work.

          2.3  THE MAIN RAW MATERIALS USED IN THE COMPANY'S PRODUCTION PROCESSES
               -----------------------------------------------------------------

               The main raw materials are:

               ETHYLENE    -    Ethylene is supplied to the Company by Carmel
                                Olefins Ltd. ("CAOL"), a subsidiary of Oil
                                Refineries Ltd. ("ORL") and Israel Petrochemical
                                Industries Ltd. Ethylene is an essential raw material for the Company's operations. CAOL is the only manufacturer and importer in Israel of this raw material. The Company consumes about
                                45,000 to 50,000 tons of ethylene a year, which is supplied to it exclusively by CAOL.

               EDC         -    Most of the EDC  required  by the Company is
                                produced in its own plants. The balance of the quantities needed is imported from abroad, mainly from Europe through ICC group (the Parent
                                Company) and other suppliers.

               VCM         -    The Company manufactures VCM in its plants from
                                the materials described above. The Company obtains the differential between its VCM requirements and its production level of VCM by importing VCM, mainly from Europe, through ICC group (the controlling shareholder), subject to a minimum margin between the price of PVC, and the cost of VCM and its conversion to PVC. In
                                2001 and 2002, this margin did not exist, and therefore no VCM was imported.

               ELECTRICITY -    The Company  consumes  considerable  quantities
                                of electricity in its plant in Acco. The electricity is supplied mainly through the national grid of the Israel Electric Corporation
                                Ltd., and the balance from its own production through a power station in the Company's Acco plant.

               FUEL MATERIALS-  The main fuel material that the Company consumes is heavy fuel, which is purchased from local fuel companies.

               SALT AND POTASH- These  materials are purchased from the Dead Sea
                                Works, and are used as the main raw material in the electrolysis plant.

               WATER       -    The Mekorot Company supplies the plant with
                                drinking quality water through the national water network. Cooling water is supplied by salt-water wells within the plant's premises.

     2.4  THE MARKET, SALES AND MARKETING
          -------------------------------

          The Company's business environment is affected by global and local economic factors. Most PVC use in the plastics industry is for infrastructure and construction purposes. Thus, there is a strong relationship between global rates of economic expansion and growth and the global demand for PVC. Fluctuations in demand create considerable fluctuations in PVC prices. The price of PVC is determined in each of the target markets according to the local currency, mainly European currencies. In the local market, PVC prices are linked to the dollar. As the Company's financial statements are adjusted to the rate of the dollar, the strengthening or weakening of various currencies against the dollar affect the Company's profits.

          The Company's profitability is characterized by the level of contribution to cover fixed costs resulting from the production of its various products, mainly PVC. Contribution is the selling price of a product unit less variable expenses, which are comprised mainly of raw materials and energy invested in the production of the product units, packing and transport. Contribution is subject to fluctuations both due to changes in the prices of the Company's products and changes in the prices of raw materials and energy, which are affected both by their international prices and by the strengthening or weakening of the various currencies.

          The Company's sales are carried out, as is customary in these markets, without long-term supply contracts. Prices to customers abroad are generally determined for each separate transaction according to the conditions in the market of the target country at the time of sale. In 2002, the Company maintained on export quantities to its close and traditional export markets, and this in order to increase the consideration received at the plant's gate from export markets (Italy, Iberia Turkey).

          In February 2003, the Turkish authorities published their decision on a dumping levy on the import of PVC into Turkey, imposing a minimum dumping levy of US$ 25 per ton on material imported from Israel and ten other countries. In the Company's opinion, the imposition of this dumping levy has no significant effect on the volume of the Company's sales and profitability. In 2002, the stagnation (which has lasted for about six years) continued in the construction, paving and light construction industries in Israel, and therefore, the stagnation in PVC consumption in the local market continued and remained similar during this period.

          The Company's marketing organization abroad includes foreign subsidiaries and agents, and personnel of the Company's marketing department in Israel.

          In the third quarter of 2000 and during 2001 and 2002, price levels were low in the global PVC markets, affected mainly by the stagnation in economic activities in the US and Europe and also due to aggressive marketing policies of the large European manufacturers. In the first quarter of 2003, there was a significant improvement in PVC prices due to a recovery in the world demand and reduced supply.

     2.5  THE AFFECT OF EXTERNAL FACTORS
          ------------------------------
          a.   THE SUPPLY OF ETHYLENE
               ----------------------
               The main output of the ethylene plant in CAOL is earmarked for CAOL's own consumption. The Company is CAOL's main outside customer (the annual quantity of ethylene that the Company consumes today is provided exclusively by CAOL and aggregates about 45,000 to 51,000 tons). The limitation in the quantity of ethylene supplied by CAOL and the inability to import ethylene independently, together with restrictions on the production of chlorine, results in the Company requiring the supply of imported raw materials - mainly EDC and VCM.

               Further to previous agreements between the Company and CAOL (and prior to that ORL) in 1976, the Company entered into an agreement with CAOL in 1996 for a period of ten years, from May 1, 1996 until April 30, 2006. During the period of this agreement and subject to the terms detailed therein, CAOL undertook to supply the Company with ethylene of up to 42,000 tons annually, in more or less equal monthly supplies.

               During the period through October 31, 1999, CAOL supplied ethylene at its own production price, while after that period CAOL supplied ethylene partly at import prices. The cost of ethylene supplied to the Company from CAOL's own production is calculated using a formula based on international prices. The cost of ethylene supplied to the Company from CAOL's imports is based on the cost to CAOL plus a fixed margin.

               During 2002, the cost of ethylene that CAOL supplied from imports was higher than the cost of its own production supply. The volume of ethylene supplied by CAOL to the Company from imports out of the total consumption was about 46%.

               On June 29, 1999, the Company signed a contract with CAOL, in which the quantities of ethylene supplied to the Company increased by about 6,000 tons per year, beginning July, 1999. On May 18, 2000, the Company and CAOL entered into a further agreement to increase the quantity of ethylene supplied to the Company by an additional 3,000 tons per year, beginning June, 2000. The current annual supply of ethylene is 51,000 tons.

               The Company claims that the Ethylene supplied to it by CAOL is under supervision by law, while CAOL reject it.

          b.   LEGAL PROCEEDINGS AGAINST CARMEL OLEFINS LTD.
               --------------------------------------------
               On October 17, 2002, the Company filed a claim in the Haifa District Court against Carmel Olefins Ltd. (CAOL), the sole supplier of ethylene, which is the Company's main raw material for the production of PVC. The grounds for the claim are CAOL charging exaggerated and unfair prices, while taking advantage of its monopolistic power for the ethylene sold to the Company.

               The relief requested is that the Court determines a reasonable and fair price for ethylene for the future and a demand to provide data and accounts which will enable the Company to determine the amounts illegally charged by CAOL and require CAOL to refund these amounts to the Company.
               In the absence of full details for calculating the value of the claim, the claim at the time of its filing was estimated at NIS 5 million (US$ 1.1 million), while maintaining the right to amend this amount upon receiving the requested data and accounts.
               On February 2, 2003, a Statement of Defense was filed on behalf of CAOL which rejected the contentions in the Statement of Claim. No hearing has yet taken place in the court.
               In the District Courts in Haifa and Tel-Aviv (respectively), two additional proceedings are taking place between the Company and CAOL. The first claim in the amount of NIS 30 million (US$ 6.3 million) was filed against CAOL and Siemens due to the stoppage in the supply of ethylene in 1999-2000. A number of hearings have taken place in this case and a date was set for submitting proof. The second case is a claim by CAOL against the Company for NIS
               5.5 million (US$ 1.2 million) (held in Trust) for offsetting surplus amounts that the Company paid to CAOL due to prices exceeding the prices stipulated in a Supervision of Prices Order, and a counterclaim by the Company against CAOL for the repayment of an additional amount of NIS 15.5 million (US$ 3.3 million) not set off by the Company. A number of hearings have taken place in this case, but a date has not yet been set for hearing evidence. In October, 2002 CAOL filed a petition with the High Court of Justice against the Minister of Finance and a number of respondents, amongst them the Company, for the cancellation of the Order for the Supervision of Prices imposed on the storage of imported ethylene, in May, 2002. The Company filed its response to the petition, mainly its objection to the cancellation of the Order. The Company intends to file a petition to order the Commissioner of the Antitrust Authority and the Supervisor of Prices at the Ministry of Industry and Commerce to use their authority to compel CAOL to restrict its monopolistic powers against the Company.

          c.   ECOLOGY
               -------
               The subject of ecology and the environment is one that gains much public attention. The Company is subject to the supervision of the government of Israel, including the Ministry of the Environment. The Company has taken a number of steps during recent years to meet the standards and requirements set by the authorities. In the context of improvements in this field, the Company has been empowered by the Israel Bureau of Standards as a company that manages an environmental organization in accordance with ISO 14001. During 2000, the Company signed a plan with the Ministry of the Environment for ecological improvements in the Company's facilities to be spread for a period of ten years. The total cost of the program over the period is about US$ 6 million (NIS 28.4 million). In 2002, the Ministry of the Environment continued its follow-up on the Company's progress, coordinating necessary technological and budgetary adjustments to the original plan.

          d.   PRICES OF THE COMPANY'S PRODUCTS
               --------------------------------
               As of February 20, 2000, the supervision of prices of the various types of PVC was removed. On February 15, 1999, the supervision of prices of caustic soda, javel and chlorine was discontinued, and only the supervision on hydrogen and chlorine in certain packages remained, which are not a significant part of the Company's total sales. The Company is the sole manufacturer in Israel of various types of PVC products, and therefore has been declared a monopoly in this field. However it is exposed , already for many years, to competition from free imports, due to the cancellation of protective customs duties on PVC. In view of the continued recession in global markets in 2002, the consumption of PVC imported into Israel reached 30% of total consumption.

          e.   FINANCING EXPENSES
               ------------------
               During the period under review, the level of financing expenses increased compared to the previous year. This resulted from an increase in financial debts of the Company, on the one hand, and the devaluation which took place in the rate of exchange of the dollar compared to the shekel, on the other hand, which resulted in erosion in the financial liabilities of the Company, in shekels and those linked to the index.

          f.   EXPOSURE TO MARKET RISKS AND THE METHOD OF THEIR MANAGEMENT
               -----------------------------------------------------------
               GENERAL
               -------
               As part of current operations in the local market and international trading, the Company is exposed to market risks stemming from changes in market prices of the Company's products, the prices of raw materials, energy, rates of exchange, interest rates and inflation. The Company's strategy to manage these risks is consolidated management of the parent company and its subsidiaries.

               MARKET RISKS TO WHICH THE COMPANY IS EXPOSED AND THEIR MANAGEMENT
               -----------------------------------------------------------------
               CURRENCY RISK
               -------------
               The currency of the Company's main operations is the US dollar. The Company has an exposure to currencies resulting mainly from engagements in a currency which is not the US dollar and a surplus of liabilities over assets in currencies other than dollars or linked to the US dollar, but which are mainly Euros and British Pounds. The rate of development of inflation in Israel compared to changes in the rate of the dollar is likely to affect the results of our operations, taking into account that about 50% of the Company's revenues are received from foreign countries, mainly Euro and British Pounds, and some of the expenses (mainly wage expenses) are in NIS.

               The net results of exposure on the statement of income, both with regard to the exposure to foreign currency risks which are not US dollars and exposure against Israeli NIS are not significant.

               The main hedging against the exposure is done by matching currencies which are not dollars and which are used for financing against currencies resulting from the Company's current operations.

               INTEREST AND INFLATIONARY RISKS
               -------------------------------
               The Company has liabilities linked to the consumer price index and loans in foreign currency that bear variable interest at libor rates. The fact that the interest is variable will result in the book value of loans being similar to their fair (MARKET?) value. The Company does not hedge against these risks, as in the Company's opinion the possible loss from such risks, taking into account the cost of the hedging instrument, is not significant to the Company's results of operations.

               CHANGES IN SELLING PRICES AND THE PRICES OF RAW MATERIALS
               ---------------------------------------------------------
               There is a relationship between changes in the prices of raw materials and the Company's finished goods, which moderate the risk inherent in changes of each of these on their own.
               There are no financial instruments to hedge against changes in the price of raw materials and/or the selling prices of the products sold by the Company.
               There is no trading in future transactions on the Company's products. Profitability in the field of downstream products gives a partial hedging on the results of the whole Group during periods when PVC prices are low.

               RESPONSIBILITY AND THE STATE OF AUTHORITY OF THE CORPORATION'S
               --------------------------------------------------------------
               MANAGEMENT
               ----------
               The responsibility for managing market risk is in the hands of the Managing Director and the Vice President Finance, (For details of their qualifications and experience see the Periodic Report, Regulation 26 and 26a.)

               MEANS OF SUPERVISION AND IMPLEMENTING POLICY
               --------------------------------------------
               The Company keeps track of the exposure and supervises the implementation of their policy on a monthly level through an exposure report which examines the exposure and the required hedging.

               * Information on linkage bases - see the Appendix attached to the
                 Directors Report.

3.   LIQUIDITY AND FINANCIAL SITUATION
     ---------------------------------

     ---------------------------------------------------------------------------
     a. The losses that the Company registered in the second half of 2000 and during the years 2001 and 2002 eroded its shareholders' equity, and worsened its liquidity ratios - particularly working capital - which showed a deficit in 2002 of NIS 136.4 million (US$ 28.8 million) (on December 31).
          Cash flows from operating and investing activities (net) in 2002 aggregated NIS (80.8) million (US$ (17.1) million) compared to
          NIS (1.6) million (US $ (0.3) million) during the same period in the previous year.
     ---------------------------------------------------------------------------

     b. The Company has long-term loans received in the years 1995 and 1996 from three banks in Israel. When obtaining the loans, the Company agreed to meet certain financial ratios, which were amended over the years compared to the original conditions, with agreement of the financing banks.
          In March, 2003, the financing banks agreed to change certain financial ratios according to their levels on December 31, 2002. Moreover, the above banks agreed to roll over current maturities, which fell due during the first quarter of 2003.
          As part of the above agreements, the controlling shareholder (ICC) notified on its attention to subordinate to the three banks in Israel loans in the total extent of NIS 90 million (up to now loans in the extent of NIS 29 million were subordinated).
          The Company is negotiating with the three banks regarding the postponement of repayment of loans granted to EIF trading from 2003 to 2004, as well as the roll over of current maturities, which fell due during the second half of 2003, granted to the Company.
          The Company estimates that the negotiations will be crystallized to formal approval within the next few weeks.
          The Company reached agreement with an additional bank in Israel from which it had received long-term loans in 1999 and 2000. In accordance with the new agreement, the repayment of part of the principal will be deferred from 2003 to 2004.

     c. The Company is negotiating an agreement with the Israel Electric Corporation for the sale of about 160 dunam out of the Company's land in Acco (440 Dunam), which have been used to date for logistic and operational functions.
          The Company estimates that the agreement for the sale of this land will be signed in the forthcoming months.

     d. Total credit given by the Company's controlling shareholder (ICC) for the acquisition of raw materials by the Company aggregated NIS 106 million (US$ 22 million) on December 31, 2002, compared to NIS 59 million (US$ 12 million) on December 31, 2001.
          Interest for the credit received from ICC is not actually paid and is added to the balance of the debt.

     e. In 2002, the government of Israel provided the Company with a long-term loan of NIS 21 million (US$ 4.4 million). In March 2003, an agreement was signed, according to which the government of Israel will provide the Company an additional loan of NIS 6 million (US$ 1.3 million) out of which NIS 3 million (US$ 0.6 million) were provided in March 2003 and an additional NIS 3 million (US$ 0.6 million) will be provided by July 2003.

     f. On January 21, 2003, the Company received the approval of the holders of marketable bonds of Series 3, 4 and 5 at a general meeting of holders of those bonds, with respect to repayments due on December 31, 2002 (Series 3 and 4) and March 31, 2003 (Series 5), to repay in cash 23% of the amounts intended for repayment on December 2002 (bonds 3 and 4) and March 2003 (Bond 5), and to defer the date of repayment of the remaining 77% by five to nine months from the date of every such repayment.
          As published in the immediate report on March 30, 2003 the principal payment of the marketable bond (Series 5) will be postponed from March 31, 2003 to April 30, 2003.
          Moreover, it was agreed at a meeting of holders of Series 3 bonds, which took place at the same time, that after repayment of the other marketable bonds, and on condition that the balance of the Series 3 bond not yet repaid will be equal to the amount of collateral maintained for that bond, the repayment of the Series 3 bond will take place earlier out of such collateral to the bond holders who will be interested in such early repayment.

     g. The Company believes that with the improvement in PVC margins in recent months, the credit provided by the controlling shareholder, the rescheduling of the current maturities of the long-term loans from banks, the expected receipts from the sale of real estate in Acco, and the additional government assistance, the Company will be able to cope with the deficit in working capital.

     h.   NET CASH USED FOR OPERATING AND INVESTING ACTIVITIES
          ----------------------------------------------------
          Cash flows used for operating and investing activities (net) during 2002 totaled NIS (80.8) million (US$ (17.1) million) compared to cash flows provided by operating and investing activities of NIS (1.6) million (US$ (0.3) million) during the same period in the previous year.

     i. Following are the balances of the short and long term credit and the balances of short and long term deposits:

                                                         DECEMBER 31                DECEMBER 31
                                                         -----------                -----------
                                                             2002        2002         2001       2000
                                                             ----        ----         ----       ----
                                                          THOUSANDS              IN NIS THOUSANDS
                                                          ---------              ----------------
      Short term credit and loans from banks                18,475       87,515      92,663     111,329
      Long term loans from banks and others                 64,492      305,499     254,679     264,396
                                                           -------      -------     -------     -------
      Total credit and loans from banks                     82,967      393,014     347,342     375,725
      Bonds and convertible bonds                           28,378      134,427     143,072     176,093
      Credit and loans from parent company                  22,317      105,716      58,715      31,681
                                                           -------      -------     --------    --------
      Total short and long term credit                     133,662      633,157     549,129     583,499
      Cash, deposits                                         5,015       23,756      33,189      94,574
                                                           -------     --------    --------    --------
      Total net financial liabilities                      128,647      609,401     515,740     488,925


     j. Current maturities of long-term liabilities payable during 2003 total NIS 78.5 million (US$ 16.6 million).
          These maturities, together with undertakings for investments in fixed assets, as explained below, will be financed by cash provided by operating activities, proceeds expected from the sale of fixed assets
          (land), and loans rolled over by the banks, and the government loan.

          In 2002, the average level of credit from suppliers was NIS 157 million (US$ 33 million), (comprised of credit of about 150 days), while average credit to customers was NIS 104 million (US$ 22 million), (comprised of credit of about 88 days).

     k. On May 18, 1998, the Investment Center's Executive approved an investment plan to increase output and to make production in the intermediate products plant and the PVC plant more efficient, in an amount of NIS 54 million (US$ 11.4 million) whose date of execution was extended to May 18, 2003. The Company meets this target. As of December 31, 2002, the Company invested an amount of about NIS 50 million (US$ 10.6 million) out of this plan. Execution of the investment in accordance with the approved plan and meeting the conditions of the letter of approval entitled the Company to an investment grant of 10% of the investments. Moreover, implementing the approved plan will entitle the Company tax benefits under Section 74 of the Law for the Encouragement of Capital Investments for revenues stemming from this plan. The Company has met the terms of the letter of approval, including the condition for increasing of shareholders' equity.

4.   INVESTMENTS IN FIXED ASSETS
     ---------------------------
     The main projects in 2002 were:

     THE VCM PLANT      -  Increasing  the  production  capacity by opening
                           bottlenecks in the production processes, including auxiliary systems for the oxi-chlorination plant and the direct chlorination plant.

     THE PVC PLANT      -  Additions to expand the plant, which enabled the
                           production of additional types of PVC, improved quality and increased output.

     THE ELECTROLYSIS
     FACILITIES         -  Replacement of  electrolysis cells to improved cells
                           with better technology and environmental effects.

     The cost of projects in 2002, capitalization of employees wages, materials, and other production expenses, as well as financial expenses applied to execution of the above projects, totaled about NIS 31 million (US$ 6.5 million ), similar to the amount in 2001.

     The Company engaged in agreements and equipment orders for investments in fixed assets, for execution in 2003, totaling NIS 4.6 million (US$ 1 million ) as at December 31, 2002.

5.   RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002
     ----------------------------------------------------------
     5.1  GENERAL
          -------
          The statement of business results for the year ended December 31, 2002 reflects the weakening trend and the low price level in the markets of the Company's main product (PVC), the increase in energy costs and ethylene during the year, the lower output of the plant in Acco due to the breakdown in the third quarter and the disruptions due to the reductions and stoppage in the supply of ethylene from CAOL in the fourth quarter, and the efficiency measures adopted by the Company's group.

       5.2 REVIEW OF THE RESULTS OF THE LAST QUARTER OF 2002

          The loss in the last quarter of 2002 was affected by the increasing erosion in selling prices of PVC, in November which continued in December 2002. In addition, in the fourth quarter, only partial production was realized due to the shutdown for the semiannual maintenance carried out concurrently with the shutdown of the ethylene supplier.
          Also, the loss in the fourth quarter included an increased provision due to doubtful debts in the amount of NIS 2.5 million (US$ 0.5 million) and adjustment of the provision for claims to the amount of NIS 2 million (US$ 0.4 million).

          The net loss in the fourth quarter was affected by the non-registration of tax assets in the sum of about NIS 18 million (US$
          3.6 million) in the deferred taxes item.

          The following is a quarterly comparison, in 2002, between the quarters of average PVC prices, as published in Western Europe:

                                    FIRST         SECOND        THIRD         FOURTH
                                   QUARTER       QUARTER       QUARTER       QUARTER
                                   -------       -------       -------       -------
          PVC Euro/ton              490           620           565           520


          The following is a quarterly comparison, in 2002, between the quarters of the prices of the main raw materials in Western Europe:

                                               FIRST         SECOND        THIRD         FOURTH
                                              QUARTER       QUARTER       QUARTER       QUARTER
                                              -------       -------       -------       -------
          Imported EDC-US dollar/ton            190           370           300           250
          Ethylene Euro/ton                     473           540           540           515
          Fuel oil - US dollar/ton              120           150           160           180


     5.3  GENERAL REVIEW OF THE RESULTS OF 2002
          -------------------------------------
          The following is a summary of the consolidated financial results (in NIS thousand):

                                                                                 % CHANGE
                                                  2002              2001            02/01
                                                 -------          -------        --------
          Sales                                  461,417          478,309           (3.5)
          Gross profit                            25,206           21,216           18.7
          Operating income                       (36,712)         (42,080)         (12.7)
          Financing expenses                      37,266           30,951           20.4
          Net income (loss)                      (70,813)         (57,959)         (22.2)


     5.4  COMPARISON OF THE RESULTS OF 2002 COMPARED TO THE RESULTS OF 2001
          -----------------------------------------------------------------

          Sales in 2002 totaled NIS 461.4 million (US$ 97.4 million) compared to sales in 2001 of NIS 478.3 million (US$ 101 million), reduction of 3.5%.

          The total quantity of PVC sold in 2002 was 118.4 thousand tons, compared to 125 thousand tons in the previous year.
          Sales in the local market in 2002 reached NIS 208.2 million (US$ 43.9 million) compared to NIS 217.1 million (US$ 45.8 million) in the previous year, while export sales outside Israel in 2002 totaled NIS
          253.3 million (US$ 53.5 million) compared to NIS 261.2 million (US$
          55.1 million) in the previous year.

          Sales turnover of EIF Trading, which consolidates the operations of the subsidiaries for downstream products in 2002, totaled NIS 66.2 million (US$ 14 million) compared to NIS 76.7 million (US$ 16.2 million) in 2001.

          The following are comparative prices of PVC and main raw materials:

                                                         AVERAGE PRICE
                                                         -------------
                                                  2002                   2001
                                                  ----                   ----
                                                          US$ PER TON
                                                          -----------
          Selling price of:
          PVC                                      578                    540
          Cost of raw materials:
          Ethylene                                 475                    528
          Imported EDC                             273                    168
          Fuel oil                                 152                    145


          Gross profit as a percentage of sales was 6.7% in 2002, compared to 4.4% in 2001.

     5.5  FINANCING EXPENSES
          ------------------
          Net financing expenses for 2002 totaled NIS 37.3 million (US$ 7.9 million) compared to NIS 31.0 million (US$ 6.5 million) in the previous year. The increase in financing expenses resulted mainly from the increase in financial liabilities of the Company, an increase in the cost in the sources of financing, and the effects of the devaluation of the shekel compared to the US dollar. In 2002, financing expenses of NIS 3.8 million (US$ 0.8 million) were capitalized to fixed assets for credit which financed the investments executed compared to NIS 4.9 million (US$ 1.0 million) capitalized in 2001.

     5.6  NET LOSS
          --------

          In view of the above, the net loss for 2002 reached NIS 70.8 million (US$ 14.9 million) compared to a net loss of NIS 58.0 million (US$
          12.2 million) in 2001.

          Net loss per share in 2002 was NIS 1.68 (US$ 0.35) compared to a net loss of NIS 1.37
          (US$ 0.29) in 2001.

5.7 The losses in 2002 eroded shareholders' equity and the liquidity ratios. The following are comparative figures for the main balance sheet items (in NIS thousand):

                                                                         DECEMBER 31
                                                                         -----------
                                                              2002            2001          2000
                                                              ----            ----          ----
          Current assets                                     230,947        244,753       377,733
          Current liabilities                                367,335        327,475       358,842
                                                             -------        -------       -------
          Current assets less current liabilities           (136,388)       (82,722)       18,891
          Shareholders' equity                                37,138         107,951      165,909


     5.8 The Company has donated the sum of NIS 0.07 million (US$ 0.01 million) to various associations of charity, health, youth and sports, in the period of the report.



  /s/ Dr. John J. Farber                          /s/ Amir Endvelt
----------------------------                 -------------------------
      Dr. John J. Farber                              Amir Endvelt
    Chairman of the Board                     Managing Director & Chief
                                                   Executive Officer


March 31, 2003

ELECTROCHEMICAL INDUSTRIES (1952) LTD
-------------------------------------
APPENDIX FOR DIRECTORS' REPORT - 31.12.2002
-------------------------------------------
CURRENCY BALANCE SHEET
----------------------

                                                    CURRENCY BALANCE SHEET
                                                    ----------------------
                                                           31.12.02
                                                           --------
                                                            $'000
                                                            -----

                                                      ISRAELI CURRENCY
                                                    --------------------           EUROPEAN
                                                    LINKED    NON-LINKED   U.S.$   CURRENCY*  OTHERS    TOTAL
                                                    ----------------------------------------------------------
ASSETS
-----------------------------------------------
Cash                                                     6         12       242          34                294
Investments in marketable securities & deposits      4,665         56                                    4,721
Customers                                                      10,014       500      11,736             22,250
Other  Receivable                                               1,400       758         434              2,592
Long term deposits and non current receivables         316                  360                            676
Non financial assets                                                                          150,258  150,258
                                                    ----------------------------------------------------------
TOTAL ASSETS ACCORDING TO LINKAGE BASE               4,987     11,482     1,860      12,204   150,258  180,791
                                                    ==========================================================

LIABILITIES
-----------------------------------------------
Short term loans from banks                          1,896      1,575     3,344      11,660             18,475
Current maturities of long term debt                 3,426               11,300       1,856             16,582
Trade creditors                                                17,320     9,558      11,183             38,061
Creditors and accurals                                 149        492       655         799              2,095
Loan  & non marketable debentures                   11,869      2,379    47,988       6,644             68,880
Marketable debentures                                1,872                1,099                          2,971
Non marketable convertible debentures                                     4,437                          4,437
Parent company-loan                                                      19,028                         19,028
Accured employee rights upon retirement                            70                                       70
Non financial liabilities                                                                       2,352    2,352
                                                    ----------------------------------------------------------
TOTAL LIABILITIES ACCORDING TO LINKAGE BASE         19,212     21,836    97,409      32,142     2,352  172,951
                                                    ==========================================================
                                                                                                       -------
FINANCIAL ASSETS NET OF FINANCIAL LIABILITIES      (14,225)   (10,354)  (95,549)    (19,938)  147,906    7,840
                                                    ----------------------------------------------------------


                                                    CURRENCY BALANCE SHEET
                                                    ----------------------
                                                           31.12.01
                                                           --------
                                                            $'000
                                                            -----

                                                      ISRAELI CURRENCY
                                                    --------------------           EUROPEAN
                                                    LINKED    NON-LINKED   U.S.$   CURRENCY*  OTHERS    TOTAL
                                                    ----------------------------------------------------------
ASSETS
-----------------------------------------------
Cash                                                              542       407         128              1,077
Investments in marketable securities & deposits      3,502        220     2,250                          5,973
Customers                                                      10,061     1,149       9,443             20,653
Other  Receivable                                               1,823     1,451         514              3,788
Long term deposits and non current receivables         420                  165                            585
Non financial assets                                                                          144,005  144,005
                                                    ----------------------------------------------------------
TOTAL ASSETS ACCORDING TO LINKAGE BASE               3,922     12,646     5,422      10,085   144,005  176,081
                                                    ==========================================================

LIABILITIES
-----------------------------------------------
Short term loans from banks                                     3,498     6,135       9,929             19,562
Current maturities of long term debt                 1,508        334    10,716         751             13,309
Trade creditors                                        115     14,909     4,017      11,934             30,975
Creditors and accurals                                 178        927       782         954              2,840
Loan  & non marketable debentures                    8,140      2,797    46,620       3,651             61,208
Marketable debentures                                2,667                2,296         437              5,400
Non marketable convertible debentures                                     4,050                          4,050
Parent company-loan                                                      12,395                         12,395
Accured employee rights upon retirement                            36       333                            369
Non financial liabilities                                                                       3,184    3,184
                                                    ----------------------------------------------------------
TOTAL LIABILITIES ACCORDING TO LINKAGE BASE         12,608     22,500    87,344      27,655     3,184  153,292
                                                    ==========================================================
                                                                                                       -------
FINANCIAL ASSETS NET OF FINANCIAL LIABILITIES       (8,686)    (9,854)  (81,922)    (17,570)  140,821   22,789
                                                    ----------------------------------------------------------

ELECTROCHEMICAL INDUSTRIES (1952) LTD
-------------------------------------
APPENDIX FOR DIRECTORS' REPORT - 31.12.2002
-------------------------------------------
CURRENCY BALANCE SHEET
----------------------

                                                   CURRENCY BALANCE SHEET
                                                   ----------------------
                                                          31.12.02
                                                          --------
                                                         N.I.S.'000
                                                         ----------

                                                              ISRAELI CURRENCY
                                                            --------------------           EUROPEAN
                                                   EURO     LINKED    NON-LINKED   U.S.$   CURRENCY*  OTHERS    TOTAL
                                                 ---------------------------------------------------------------------
ASSETS
----------------------------------------------
Cash                                                 331         28         57      1,146       162              1,393
Investments in marketable securities & deposit         0     22,098        265                                  22,363
Customers                                         14,555                47,436      2,369    55,593            105,398
Other  Receivable                                    733                 6,632      3,591     2,056             12,279
Long term deposits and non current receivable                 1,497                 1,705                        3,202
Non financial assets                                   0                                              711,772  711,772
                                                 ---------------------------------------------------------------------
TOTAL ASSETS ACCORDING TO LINKAGE BASE            15,619     23,623     54,390      8,811    57,811   710,446  856,407
                                                 =====================================================================

LIABILITIES
----------------------------------------------
Short term loans from banks                       30,188      8,981      7,461     15,841    55,232             87,515
Current maturities of long term debt               2,101     16,229                53,528     8,793             78,550
Trade creditors                                        0                82,045     45,276    52,974            180,295
Creditors and accurals                            24,488        706      2,330      3,103     3,784              9,923
Loan  & non marketable debentures                      0     56,223     11,269    227,319    31,473            326,284
Marketable debentures                              2,040      8,868                 5,206                       14,074
Non marketable convertible debentures                  0                           21,018                       21,018
Parent company-loan                                    0                           90,136                       90,136
Accured employee rights upon retirement                                    332                                     332
Non financial liabilities                              0                                               11,142   11,142
                                                 ---------------------------------------------------------------------
TOTAL LIABILITIES ACCORDING TO LINKAGE BASE       58,817     91,007    103,437    461,427   152,256    11,142  819,269
                                                 =====================================================================
                                                                                                               -------
FINANCIAL ASSETS NET OF FINANCIAL LIABILITIES    (43,198)   (67,384)   (49,047)  (452,616)  (94,445)  699,304   37,138
                                                 ---------------------------------------------------------------------


                                                    CURRENCY BALANCE SHEET
                                                    ----------------------
                                                           31.12.01
                                                           --------
                                                          N.I.S.'000
                                                          ----------

                                                      ISRAELI CURRENCY
                                                    --------------------           EUROPEAN
                                                    LINKED    NON-LINKED   U.S.$   CURRENCY*  OTHERS    TOTAL
                                                    ----------------------------------------------------------
ASSETS
----------------------------------------------
Cash                                                            2,567     1,928         607              5,102
Investments in marketable securities & deposit      16,586      1,043    10,658                         28,287
Customers                                                      47,658     5,443      44,732             97,833
Other  Receivable                                               8,636     6,873       2,435             17,944
Long term deposits and non current receivable        1,990                  781                          2,771
Non financial assets                                                                          682,159  682,159
                                                    ----------------------------------------------------------
TOTAL ASSETS ACCORDING TO LINKAGE BASE              18,576     59,904    25,684      47,774   682,159  834,097
                                                    ==========================================================

LIABILITIES
----------------------------------------------
Short term loans from banks                                    16,569    29,061      47,033             92,663
Current maturities of long term debt                 7,143      1,582    50,762       3,558             63,045
Trade creditors                                        545     70,622    19,029      56,532            146,728
Creditors and accurals                                 843      4,390     3,704       4,517             13,454
Loan  & non marketable debentures                   38,559     13,249   220,839      17,294            289,941
Marketable debentures                               12,634               10,876       2,070             25,580
Non marketable convertible debentures                                    19,185                         19,185
Parent company-loan                                                      58,715                         58,715
Accured employee rights upon retirement                           171     1,578                          1,749
Non financial liabilities                                                                      15,085   15,085
                                                    ----------------------------------------------------------
TOTAL LIABILITIES ACCORDING TO LINKAGE BASE         59,724    106,584   413,749     131,004    15,085  726,146
                                                    ==========================================================
                                                                                                       -------
FINANCIAL ASSETS NET OF FINANCIAL LIABILITIES      (41,148)   (46,680) (388,065)    (83,230)  667,074  107,951
                                                    ----------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ELECTROCHEMICAL INDUSTRIES (1952) LTD.


                                    By:          /s/ Yair Kohavi
                                        ----------------------------------
                                                 Yair Kohavi, Adv.
                                               Corporate Secretary


Date: April 1, 2003